

ENVIRONMENTAL POWER CORPORATION

Annual Report



2001 Annual Report



COMPANY MISSION

Our mission is to grow strategically and profitably by converting polluting wastes into valuable renewable energy sources that will help move America into a healthy and energy independent 21st century.

Environmental Power Corporation (POWR), a leader in the renewable energy field, was established in 1982 and has a track record of success in development of hydroelectric plants, municipal waste projects, and waste-coal fired generating facilities. Historically, POWR sold its projects, either during development or at completion. Currently, we own a 22-year leasehold interest in the 83 MW waste coal fired Scrubgrass Generating Facility in Pennsylvania. Scrubgrass, the recipient of numerous environmental awards, is expected to save the Commonwealth of Pennsylvania over $20 million in clean-up costs by burning thousands of tons of waste coal. Rather than remaining a mega-source of acid mine drainage, this waste coal now supplies electricity to approximately 83,000 homes.

With a vision for the future and in keeping with our mission, POWR recently acquired Microgy Cogeneration Systems, Inc. This acquisition brought POWR the exclusive North American license for an anaerobic digestion technology which is a leader in efficient production of renewable energy generated by methane extracted from animal wastes.

This technology addresses two critical needs – the need for agricultural pollution control products to reduce surface and groundwater contamination and the need to create renewable energy sources which improve air quality. POWR's goal is to build hundreds and perhaps thousands of these facilities at dairy and swine farms throughout the United States and internationally in our territory in the coming years.



"Our Scrubgrass facility has continued through the first Quarter 2002 to produce beyond the record generation levels achieved in 2001."



DEAR SHAREHOLDERS:

Environmental Power Corporation (POWR) reported that for 2001, power generation revenues were $53,518,000 and net income was $1,679,331 (11 cents per share) as compared to power generation revenues of $54,303,222 and net income of $1,826,808 (16 cents per share) for 2000.

A closer analysis of our 2001 results will show that, in fact, we produced more electricity this year than in 2000. Revenues from current year generation in 2001 exceeded 2000 by $2,476,938. Our average capacity factor in 2001 was 91.2% versus 90.2% in 2000. While there were extraordinary earnings in 2001, they did not equal the $3.6 million of power generation revenues in 2000 which resulted from settlement of the Scrubgrass litigation with Penelec (see our Form 10-K). Further, as a result of the acquisition of Microgy Cogeneration Systems (which is discussed in greater detail below), average shares outstanding during 2001 were 14.7 million as compared to 11.4 million in 2000. Readers are encouraged to review this annual report for a detailed discussion of POWR's net results.

The year 2001, we believe, has special meaning as it is the first year of the new POWR. Early in the year, management finalized exploration of the various options for selling, liquidating or restructuring the Company as a way of maximizing value to shareholders. As we completed these efforts, our Board determined that potentially much greater value could be realized for shareholders, if our present base of business could be used to support new initiatives for the Company. Criteria for an acquisition were established which specified that we seek an opportunity related to power generation that positioned us in a niche which was not especially attractive to larger competitors but which we viewed as having potential for aggressive growth. Further, the Company's new direction had to be easily understandable and progress measurable by shareholders and investors.

We believe we found just such an acquisition when, in July 2001, we acquired Microgy Cogeneration Systems, Inc. This privately held, development stage company had secured an exclusive license on a Danish technology which makes possible the efficient extraction of methane from animal wastes. This biogas, a renewable resource, can be used to generate electricity for sale at rates which are viable, even in this low electricity market. In addition, this Danish process can also provide farms with a critical ability to mitigate the pollution of ground water caused by the excess nitrogen, potassium, phosphates and pathogens in their animal waste. Our systems also remove the odor and a large portion of the greenhouse gas emissions from manure. As these installations necessarily are to be located in agricultural areas, they can also represent a helpful form of distributed power generation which can assist host utilities in the operation of their distribution systems. Further, our proposed facilities can be operated so as to provide the electricity purchaser with firm capacity during the peak hours of their operation.

(continued on next page)

We sought an acquisition opportunity which we viewed as having potential for aggressive growth..."We believe that we found such as [illegible] we acquired Microgy Cogeneration Systems."



Since acquisition and continuing currently, POWR's management has been investing nearly all of its time and resources in the development of a strategy designed to extract maximum benefit from our acquisition. We have engaged leading advisors with expertise in agricultural markets, renewable energy, financial, technical, legal and public and investor relations to work with us to shape our plan. Management believes our Company's future is now rapidly coming into clear focus, and it is timely.

Recognition of the pollution emanating from large animal farms has resulted in their designation by the Environmental Protection Agency (EPA) as point sources of pollution under the Clean Water Act. This, along with severe environmental constraints being imposed by states, has the potential to sharply limit the land application of animal wastes traditionally used by farmers.

We believe that we hold the most cost effective and commercially attractive response to the demand created by the confluence of two rapidly expanding markets: the agricultural market for pollution control equipment and services and the rapidly growing, highly favored market for "green" energy.

At this writing, we have executed a new power sales agreement with Wisconsin Public Service Corporation (WPS) for up to 15 MW of firm, peak period power for a term of fifteen years. In addition, we are seeking to negotiate or renegotiate additional contracts in California, Wisconsin, Illinois and Maryland. We are in discussions with numerous farms in various key markets and have executed a letter of intent with five large dairies in Wisconsin which, if finalized, should provide the resources to generate sufficient power to fulfill the WPS Agreement. Financial institutions are working with us to achieve a level of understanding that will permit them to offer financing to these facilities and various state and federal agencies are showing keen interest and support.

All the while, our Scrubgrass facility has continued through the first Quarter 2002 to produce beyond the record generation levels achieved in 2001. This output, sold at fixed rates during a period of exceptionally low interest costs, has resulted in record returns from Scrubgrass electric sales from current operations. In addition, in January, Scrubgrass was able to sell excess NOx emission allowances for the years 2003-2007 which will contribute $2,428,200 to other income for the first Quarter 2002.

Management expects that, in the near future, the Company may seek additional capital in order to permit more rapid 'ramp-up' of our efforts to realize these exceptional opportunities. The Board will have to weigh the cost of that capital to POWR and its shareholders against the value which may be created through increased ability to respond to potential market demand.

Overall, 2001 proved to be a good year and provided exciting prospects for the future of the Company. The first Quarter of 2002 continues to encourage our excitement for the future. Much needs to be done to achieve results from our opportunities; however our staff comes to work each day with real enthusiasm.

Sincerely,

Joseph E. Cresci,	Donald A. Livingston
Chairman and	President and
Chief Executive Officer	Chief Operating Officer



THE BUSINESS TO DATE:

Shortly after our founding in 1982, we became an independent developer of electrical generating facilities powered by non-commodity fuels and renewable energy sources. Our power generating facilities have always used alternative fuels, most of which are wastes and therefore are not subject to the same cost fluctuations as traditional fuels. Historically, we sold our projects, either in development or at completion. However, POWR has retained, as lessee, the operating interest in the 83 MW, waste coal fired Scrubgrass facility in Kennerdell, PA. Scrubgrass is the two time winner of Pennsylvania's Governor Award for Environmental Excellence as well as three other environmental awards. It is expected to save the state over $20 million in clean-up costs by consuming annually over 600,000 tons of water polluting wastes while creating electricity for 83,000 homes.

POWR'S RECORD OF ACCOMPLISHMENT:

- Pioneered tax-exempt credit enhanced, variable rate financing for independent power projects.
- First independent power developer to do non-credit enhanced tax exempt project debt.
- Signed some of the earliest Power Sales Contracts under the Federal Public Utility Regulatory Act of 1978 – writing the first contract in Vermont with the Vermont Power Xchange and among the earliest contracts in Pennsylvania, Maine and Utah.
- Recognition for environmental excellence:
  - Three Rivers Environmental Award Finalist by the Pennsylvania Environmental Council (1996)
  - Governor's Award for Environmental Excellence, State of Pennsylvania (1998)
  - Joseph P. Kearney Environmental Award for Excellence and Stewardship, PG&E National Energy Group (1999)
  - Governor's Award for Environmental Excellence in Pollution Prevention, State of Pennsylvania (2000)
  - Three Rivers Environmental Award for Environmental Stewardship (2000)

THE OPPORTUNITY:

The world has focused sharply on the environment over the last decade. Concerns over water and air pollution have created market needs, and POWR is prepared to address them. We have an opportunity to address the needs for pollution mitigation in both the agricultural markets and energy markets. In the former, large animal feeding operations will need pollution control equipment and services to address water pollution concerns. In the latter, electric utilities need thousands of megawatts of renewable energy to meet consumer demand and concerns over air pollution and the depletion of natural resources.

THE BUSINESS TOMORROW:

The Company intends to build, sell and operate facilities that will be based upon anaerobic digester technology licensed by Microgy, our subsidiary. We have the special capability of providing control of both air and water pollution which in the past has had a cost attached to it. The advanced benefits of our technology will allow our facilities to generate revenues from power generation and to change farm pollution control from cost-based to profit making. We will provide our customers, who are farms and farm groups, with a profit making solution to their pollution problems.

We will deliver a packaged "product" that includes a completely constructed facility, completed power contract with financing options available and contracts for management, operations and maintenance services. Our complete solution turns the cost of controlling pollution into an economic asset – *literally converting manure into money.*





THE MARKETS: POWR plans to serve 4 markets:

Agricultural Markets – Our facilities will be sold to and installed at large dairy and swine farms and produce renewable electricity for sale to the grid.

Energy Markets – Generation of revenues from the sale of electrical energy in the form of firm, peak power can create a profit center rather than a cost for the farmer.

Renewable Energy Markets – With renewable power growing at 40% annually, we believe this special niche in the vast electricity marketplace can be served by POWR with the advantage of premium rates for its electricity generation.

Pollution Offset Trading Markets – These young and burgeoning markets have grown from private initiatives and EPA sponsored pollution allowance certification programs to become significant factors today and exciting prospective marketplaces for tomorrow. POWR's facilities are expected to produce tradeable reductions of greenhouse gases as well as water contaminants.

THE TECHNOLOGY:

Anaerobic digestion is a biochemical process in which microbes break down organic material into inorganic compounds in an environment void of molecular oxygen. Methane is one of the products of decomposition and makes up 60% to 70% of the resulting biogas. The biogas can be used to generate power and, as a cogeneration facility, provide heating and refrigeration. Valuable bio-solid byproducts such as fertilizers, animal bedding, and compost can also be produced. Our facilities will consist of one or more digester tanks that are large welded steel tanks. The internal environment of the digester is monitored and controlled to efficiently produce methane rich biogas. The methane-rich biogas is stored in a dual membrane, inflatable storage bladder and each digester site is designed with storage capability to operate around the clock or during peak power demand periods, as the market dictates.

TECHNOLOGY BENEFITS:

- High Efficiency Anaerobic Digestion Technology – According to experts our licensed technology produces nearly 2 times more biogas on average than similar European digester systems and up to 5 times more than other anaerobic digestion technologies.

- Renewable Energy Shaped to the Electricity Markets – We believe that our ability to commit delivery of reliable firm, peak, utility grade power from a renewable resource will distinguish POWR from other forms of renewable energy.

- Proven Technology – Nearly 15 years of successful performance with more than 20 operating systems in place in Europe.





ENVIRONMENTAL POWER CORPORATION

Annual Report

Financials

TABLE OF CONTENTS

Cautionary Statement

The Private Securities Litigation Reform Act of 1995 (the "Act") provides a "safe harbor" for forward-looking statements. Certain statements made in this annual report, such as statements concerning potential for realization of much greater value and aggressive growth, uses and results of our licensed Danish technology, beliefs as to our future rapidly coming into clear focus, potential to sharply limit the land application of animal wastes, beliefs as to our holding the most cost effective and commercially attractive response to demand in two rapidly expanding markets, provision of resources to fulfill the WPS Agreement and efforts to seek financing and additional capital, statements as to "The Business Tomorrow" and our plans to serve 4 markets, various statements in the "Cash Flow Outlook" section of Management's Discussion and Analysis below and other statements contained herein which are not historical facts are forward looking statements as such term is defined in the Act. Without limiting the foregoing, the words "believes", "anticipates", "plans", "expects" "will" and similar expressions are intended to identify forward looking statements. Because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, uncertainties involving development stage companies, financing requirements and uncertainties, difficulties involved in executing on a business plan, technological uncertainties, risks relating to managing and integrating acquired businesses, volatile and unpredictable developments (including plant outages and repair requirements), the difficulty of estimating construction, development, repair and maintenance costs and timeframes, the uncertainties involved in estimating insurance and implied warranty recoveries, if any, the inability to predict the course or outcome of any negotiations with parties involved with POWR's or Microgy Cogeneration Systems, Inc.'s projects, uncertainties relating to general economic and industry conditions, the amount and rate of growth in expenses, uncertainties relating to government and regulatory policies, the legal environment, intellectual property issues, the competitive environment in which POWR and Microgy operate and other factors, including those described in POWR's filings with the Securities and Exchange Commission, including the section "Management's Discussion and Analysis of Financial Condition and Results of Operations — Certain Factors That May Impact Future Results" of POWR's Annual Report on Form 10-K for the period ended December 31, 2001. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. POWR undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SELECTED FINANCIAL DATA

The following selected financial data for the five years ended December 31, 2001 is derived from our audited consolidated financial statements. The data should be read in conjunction with the consolidated financial statements and other financial information included elsewhere herein. Dollars are shown in thousands except per share data.

	YEAR ENDED DECEMBER 31				
	2001 [1]	2000	1999	1998	1997
Results of Operations Data:					
Power generation revenues	$53,518	$54,303	$48,268	$45,721	$43,763
Costs and expenses:					
Operating expenses	23,681	22,291	21,931	19,215	17,756
Lease expenses	24,706	26,416	23,111	22,971	24,488
General and administrative expenses	3,973	3,603	2,455	2,197	1,995
Reversal of provision for nonrecovery of project development costs	-----	-----	-----	-----	(940)
Depreciation and amortization	441	415	363	285	258
	52,801	52,725	47,860	44,668	43,557
Operating income	717	1,578	408	1,053	206
Other income (expense):					
Other income	2,135	-----	-----	8	622
Interest income	78	737	111	156	581
Interest expense	(185)	(320)	(375)	(461)	(424)
Sale of NOx emission credits	-----	1,156	607	-----	-----
Amortization of deferred gain	308	308	308	308	308
Write-off of receivables in litigation	-----	-----	-----	(3,508)	-----
Gain on sale of project	-----	-----	-----	-----	7,424
	2,336	1,881	651	(3,497)	8,511
Income (loss) before income taxes	3,053	3,459	1,059	(2,444)	8,717
Income tax (expense) benefit	(1,374)	(1,632)	(470)	795	(4,103)
Income (loss) before cumulative effect of a *change in accounting principle*	1,679	1,827	589	(1,649)	4,614
Cumulative effect of a change in accounting principle [3]	-----	-----	1,189	-----	-----
Net income (loss)	$1,679	$1,827	$1,778	$(1,649)	$4,614
Basic earnings (loss) per common share	$0.12	$0.16	$0.16	$(0.14)	$0.41
Diluted earnings (loss) per common share	$0.11	$0.16	$0.16	$(0.14)	$0.41
Dividends declared per common share	$--	$0.06	$0.06	$0.09	$0.99
Weighted average number of common shares outstanding on a fully diluted basis	14,746	11,409	11,407	11,407	11,260
Balance Sheet Data:					
Total assets	$85,566	$69,284	$58,782	$55,163	$61,362
Working capital	(1,499)	(1,176)	(2,662)	(1,190)	536
Deferred gain [2]	4,472	4,780	5,089	5,397	5,706
Long-term obligations [3]	65,216	58,304	51,546	46,511	40,032
Shareholders' (deficit) equity	4,383	(3,970)	(5,471)	(6,559)	(3,878)

(1) The Results of Operations Data for 2001 includes Microgy from July 23, 2001 to December 31, 2001.

(2) See Note B of the Consolidated Financial Statements.

(3) See Note O of the Consolidated Financial Statements and the Consolidated Statements of Operations for further disclosures pertaining to a change in accounting principle.

MARKET FOR POWR'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Stock Market Trading

Our common stock trades on the NASD OTC Bulletin Board under the symbol "POWR". As of March 20, 2002 there were approximately 251 record holders and approximately 970 beneficial holders of our common stock.

The following table shows the quarterly high and low bid prices during 2000 and 2001 as reported by the OTC Bulletin Board:

Year	Period	High	Low
2000	First Quarter	$0.81	$0.44
	Second Quarter	0.69	0.50
	Third Quarter	0.75	0.47
	Fourth Quarter	0.69	0.41
2001	First Quarter	0.56	0.44
	Second Quarter	0.86	0.22
	Third Quarter	0.70	0.40
	Fourth Quarter	0.54	0.40

These over-the-counter quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Changes in Securities and Use of Proceeds

During 2001, we acquired 100% of the common stock of Microgy in two related transactions. On July 23, 2001, we exchanged our securities for approximately 87.7% of the outstanding common stock of Microgy under a June 20, 2001 agreement with Microgy and certain principal Microgy shareholders. Under the agreement, we agreed to offer the remaining Microgy shareholders the opportunity to exchange their Microgy securities for our securities. On December 28, 2001, we completed the exchange of our securities for the remaining outstanding securities of Microgy. The details of the two exchange transactions are discussed in the following paragraphs.

On July 23, 2001, we issued an aggregate of 5,521,549 shares of common stock and 197,760.7 shares of our newly designated Series B Convertible Preferred Stock to certain principal stockholders of Microgy in exchange for 15,919,147 shares of Microgy common stock. Each share of our preferred stock, which voted with our common stock on an as-converted basis, was automatically converted into ten shares of common stock as of November 9, 2001 upon an increase in the authorized common stock to an amount sufficient to allow conversion of the preferred stock. The exchange ratio of 0.4711 shares of our common stock for each share of Microgy common stock was determined by negotiations among us, Microgy and the primary principal Microgy shareholders. The exchange ratio is based on all of the fully diluted equity of Microgy being exchanged for 45% of our fully diluted equity and assumes exercise or conversion of all derivative securities. The exchange ratio may be increased to reflect certain issuances of equity by us to generate funds to be available for financing Microgy. However, holders of approximately — 94% of the Microgy common stock agreed to waive their right to adjustments in the exchange ratio, other than any adjustment resulting from 400,000 options and warrants issued in September 2001. One of the principal Microgy shareholders exchanged a warrant to purchase 800,000 shares of Microgy common stock for a warrant to purchase our securities based on the exchange ratio. In connection with our issuance of 400,000 options and warrants in September 2001, we adjusted the exchange ratio to 0.4873 shares of our common stock for each share of Microgy common stock. We issued 258,884 additional shares of common stock to the principal Microgy shareholders on December 28, 2001 and amended the warrant issued to the principal Microgy shareholder to reflect the new exchange ratio.

On October 17, 2001, we offered the remaining security holders of Microgy, who owned an aggregate of 2,230,126 shares of Microgy common stock, warrants to purchase 885,000 shares of Microgy common stock and options to purchase 290,000 shares of Microgy common stock, an opportunity to exchange their Microgy securities for our securities based on the adjusted exchange ratio. On December 28, 2001, we issued 1,086,830 shares of common stock and exchanged warrants to purchase 431,298 shares of our common stock and options to purchase 141,329 shares of our common stock for the remaining Microgy securities pursuant to Regulation D. The warrants to purchase 431,298 shares are exercisable through September 30, 2002 at an exercise price of $2.05 per share. The options to purchase 141,329 shares were issued under our 2001 Stock Incentive Plan at an exercise price of $3.08 per share, with scheduled expiration dates of September 18, 2006, subject to earlier termination upon termination of employment or consultancy. An option for 116, 962 of the shares vested one-third immediately, and vests one-third on October 1, 2002 and the final one-third on October 1, 2003. An option for the other 24,367 shares vested immediately.

Under a July 23, 2001 Registration Rights Agreement, we were required to file a resale registration statement for the former Microgy security holders. Such registration statement was filed on April 1, 2002.

Dividends

We declared dividends on common stock during 1999 and 2000 as follows:

Year	Period	Dividends Declared	Dividends Declared per Share
1999	First Quarter	$ 171,102	$ .015
	Second Quarter	171,102	.015
	Third Quarter	171,102	.015
	Fourth Quarter	171,102	.015
		$ 684,408	$ .060
2000	First Quarter	$ 171,102	$ .015
	Second Quarter	171,102	.015
	Third Quarter	171,102	.015
	Fourth Quarter	171,102	.015
		$ 684,408	$ .060

Since March 2001, the Board of Directors has not declared any dividends on our common stock. Due to the recent acquisition of Microgy and anticipated expansion of our business, the Board of Directors has concluded that available cash flows should be used for operating and investing activities for the foreseeable future.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview of the Company

We are an independent developer and owner of electrical generating facilities powered by non-commodity fuels and renewable energy sources. Since 1994, we have owned a 22 year leasehold interest in an approximately 83 megawatt (net) waste-coal fired facility located in Pennsylvania known as Scrubgrass. Scrubgrass sells electricity to Penelec under a 25 year power sales agreement.

In 2001, we acquired all of the common stock of Microgy, a privately held Colorado company. Microgy holds an exclusive license in North America for development and deployment of a proprietary technology for extraction of methane gas from animal wastes and its use thereof to fuel generation of energy.

In recent years, we also held ownership positions in a 43 megawatt (net) waste-coal fired project in development located in Pennsylvania, known as Milesburg, and a 51 megawatt (net) waste-coal fired facility located in Utah, known as Sunnyside. Milesburg was involved in protracted litigation with, among others, West Penn Power Company. We settled the Milesburg litigation in 1997 and sold Milesburg to West Penn. We sold Sunnyside in 1994 and, after the sale, the purchasers sued us claiming breach of certain obligations in connection with the sale. We counterclaimed for payment of certain obligations of the purchasers. The Sunnyside matters were settled by a payment to us of $1,500,000 and the release of certain contingent liabilities.

Our business activities are discussed further elsewhere in the Annual Report. The following Management's Discussion and Analysis of Financial Condition and Results of Operations compares our results of operations for the years ended December 31, 2001, 2000 and 1999 and should be read in conjunction with the consolidated financial statements and notes thereto, and the comparative summary of selected financial data appearing elsewhere in this report. Historical results and trends which might appear should not be taken as indicative of future operations.

Cautionary Statement

This Annual Report contains "forward-looking statements", as defined by the Private Securities Litigation Reform Act of 1995, in order to provide investors with prospective information about the Company. For this purpose, any statements which are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes", "anticipates", "plans", "expects" "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors which could cause our actual results and events to differ materially from those indicated by the forward looking statements. These factors include, without limitation, those set forth or referred to in the Cautionary Statement on page 6 of this Annual Report.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses during the reporting period, and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Management believes the following critical accounting policies, among others discussed in Note B to our consolidated financial statements, involve more significant judgments and estimates used in the preparation of our consolidated financial statements.

Sale and Lease-Back Accounting

Our 1990 sale of Scrubgrass Power Corporation, the original developer of the Scrubgrass facility, was not treated as a sale for financial accounting purposes. This was originally due to the existence of an option which enabled us to reacquire Buzzard, then a wholly-owned subsidiary of Scrubgrass Power Corporation, and lease the Scrubgrass facility for a substantial portion of its commercial operation. We exercised our option and reacquired Buzzard in 1991 so that we would have the right to lease the Scrubgrass facility. The then-proposed lease provided Buzzard with a fair market value purchase option to acquire the Scrubgrass facility as the end of the lease. This option meant that we had retained substantial risks or rewards of ownership of Scrubgrass. Therefore, we were not permitted to recognize the sale until 1993, when we agreed to a modification to the proposed form of lease and relinquished the fair market value purchase option. Accordingly, we removed from our consolidated financial statements the gross assets and liabilities of the Scrubgrass facility and reported a gain of $6,785,035 arising from the sale of Scrubgrass. However, due to our anticipated involvement with the lease, we were required to defer our gain over the 22 year minimum lease term, which commenced on June 30, 1994. In connection with the operating lease, we incurred aggregate costs of $3,279,060 to reacquire Buzzard, the lessee of Scrubgrass, and capitalized these costs as the value of our lease rights. The value of our lease rights is also being amortized over the 22 year minimum lease term, which commenced on June 30, 1994.

Lease Expense Recognition

We have a long-term lease agreement for Scrubgrass, which commenced on June 30, 1994, and continues for a 22 year minimum lease term. Under the terms of the lease, Buzzard, as lessee, is required to pay the lessor, in addition to a specified base rent, which consists of all of the lessor's debt service, equity repayment, base return on equity and related expenses, an additional rent of 50 percent of the net cash flows Buzzard receives from the operation of Scrubgrass. The lessor's specified base rent increases over time and is based on schedule which follows the expected receipt of revenues. In accordance with accounting principles generally accepted in the United States of America, we are required to aggregate the estimated lease payments over the life of the lease and recognize them on a straight-line basis over the 22 year lease term. As such, during the earlier years of the lease agreement, a portion of our lease expenses will be paid in cash and a portion will be recorded to a liability. As of December 31, 2001, we have an accrued lease expense of $63,648,995 recorded on our consolidated balance sheet. This liability represents accumulated lease expenses recorded on a straight-line basis in previous years which have not been paid to the lessor. In the later years of the lease, we expect that our cash payments to the lessor will exceed the lease expenses recorded on a straight-line basis and the accrued lease expense will be decreased and reach zero by the end of the lease term.

As of December 31, 2001, without regard to straight-line lease accounting, we estimate the future minimum lease payments over the remaining base term of the Scrubgrass lease are as follows:

2002	15,301,000
2003	16,723,000
2004	19,703,000
2005	21,715,000
2006	26,058,000
Thereafter	278,149,000
Total	$ 377,649,000

Our lease expense components, which are discussed in the following paragraphs, consist of:

- specified base rent payments calculated on a straight-line basis;
- additional rent; and
- current period adjustments resulting from differences between actual lease billings and projected lease billings.

Buzzard, as lessee, is required to pay the lessor a specified base rent, which consists of all of the lessor's debt service, equity repayment, base return on equity and related expenses. The lessor's debt service largely consists of debt obligations with variable interest rates. Therefore, in order to calculate future minimum lease payments, we estimate an average interest rate which will be payable in the future for each variable rate debt obligation. Since actual interest rates will differ from these estimates, our actual lease expense reported in future periods will differ from these estimates and the differences may be material.

In order to calculate the straight-line lease expense, we take the total estimated future minimum lease payments over the lease term and divide it by the lease term to get an annual lease expense. The annual lease expense is then compared to the total amount projected to be billed by the lessor in each period, and the difference is reported as a straight-line lease expense in our consolidated financial statements. Any differences between actual lease billings and projected lease billings, which principally result from variances between actual interest rates and projected interest rates, are reported as a lease expense in the current period.

We are also required to pay the lessor an additional rent, in addition to the specified base rent, which additional rent represents 50 percent of the net cash flows Buzzard receives from the operation of Scrubgrass. We estimate and accrue additional rent in the accounting period when we believe the cash flows were generated from operations. However, because additional rent is based on cash flows and not earnings, it is more subjective to determine when the cash flows were generated from operations. Lease expenses may also cause large fluctuations between accounting periods in our reported earnings since the specified base rent and additional rent are not directly related to our earnings. Additional rent is not part of the straight-line lease expense calculation.

Revenue Recognition

We record power generation revenues when electricity is transmitted to the utility under the terms of the underlying power sales agreement. However, under the terms of our long-term power sales agreement with Penelec, the same annual generation of electricity is expected to result in significant increases in revenues over the life of this agreement. For various reasons, including the requirement that all the power generated by the Scrubgrass facility be sold to one customer, we account for power generation revenues under the lease accounting rules as if the power sales agreement was a sublease to this customer. In accordance with accounting principles generally accepted in the United States of America, we are therefore required to aggregate the expected revenue to be received over the life of the power sales agreement and recognize it on a straight-line basis over the 22 year lease term. As such, during the early years of the power sales agreement with Penelec, a portion of our power generation revenues will be received in cash and a portion will be recorded to an asset. However, since we cannot predict whether revenues would be collected over the entire life of the power sales agreement, and absent revenues, whether Buzzard would be able to perform under the lease, the recognition of revenue on a straight-line basis was limited to the recognition of lease expense on a straight-line basis. As a result, net income is not affected by straight-line lease and revenue accounting and our financial statements are presented more conservatively. As of December 31, 2001, we have an accrued power generation revenue of $63,648,995 recorded on our consolidated balance sheet which is equal in amount to the accrued lease expense. This asset represents accumulated revenue recorded on a straight-line basis in previous years which has not been collected from Penelec. In the later years of the power sales agreement, when the power rates are expected to increase, we expect that our cash receipts from Penelec will exceed the revenues recorded on a straight-line basis and the accrued power generation revenue will be decreased and reach zero by the end of the lease term.

Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as our deferred gain and lease rights, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our deferred tax assets. As of December 31, 2001, we have recorded a net deferred income tax liability of $146,396 on our consolidated balance sheet. We have also recorded a valuation allowance of $148,377 against our gross deferred income tax assets as of December 31, 2001, due to uncertainties related to our ability to utilize some of our net operating loss carryforwards before they expire. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.

Intangible Assets

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires the purchase method of accounting for all business combinations and that certain acquired intangible assets in a business combination be recognized as assets separate from goodwill. SFAS No. 142 requires that goodwill and other intangibles determined to have an indefinite life are no longer to be amortized but are to be tested for impairment at least annually. We have applied SFAS No. 141 in our accounting for the acquisition of Microgy. Accordingly, we identified and allocated a value of $3,710,000 to Microgy's licensed technology rights and a value of $4,912,866 to goodwill. The valuation of these intangible assets required us to use significant judgment. On January 1, 2002, we adopted SFAS No. 142, which will require us to perform an initial impairment test during 2002 on our acquired intangible assets and goodwill. The impairment testing required by SFAS No. 142 will require us to use significant judgment and could require us to write down the carrying value of our goodwill and other intangible assets in future periods. We are currently evaluating whether SFAS No. 142 would have an impact on our financial position.

Results of Operations

Year ended December 31, 2001 compared with the year ended December 31, 2000

Our net income decreased to $1,679,331, or $0.12 cents per share, for 2001 from $1,826,808, or $0.16 cents per share, in 2000. The decrease in net income was primarily due to:

- decreases in power generation revenues and interest income;
- the absence of revenues from sales of NOx emission credits; and
- increases in operating expenses and general and administrative expenses.

The effect of these changes was partially offset by an increase in other income and decreases in lease expenses, interest expense and income tax expense.

Earnings per common share decreased to $0.12 per common share in 2001 from $0.16 per common share in 2000. The decrease was primarily due to a decrease in net income and an increase in the weighted average common shares outstanding. The weighted average common shares outstanding increased in 2001 due to the issuance of additional shares for the acquisition of Microgy.

Power generation revenues decreased to $53,518,000 for 2001 from $54,303,222 in 2000 and all pertained to Scrubgrass. The decrease in power generation revenues was primarily due to the absence in 2001 of revenues of approximately $3,687,000 from the settlement with Penelec. This decrease was partially offset by:

- greater output from the Scrubgrass facility;
- a 5% increase in certain rates billed to Penelec under the terms of the power sales agreement; and
- an increase in revenue recorded as a result of the straight-line accounting treatment of revenues under the power sales agreement which amounted to $7,460,852 in 2001 and $7,036,012 in 2000.

Scrubgrass operated at 91.2% of its capacity in 2001 as compared to 90.2% for 2000. The improvement in the capacity rate occurred primarily because of fewer unplanned shutdowns to respond to equipment malfunctions and utility curtailments.

Operating expenses increased to $23,681,081 for 2001 from $22,291,069 in 2000 and all pertained to Scrubgrass. The increase in operating expenses was primarily due to:

- higher fuel expense from cost escalations in certain fuel supply agreements;
- higher fuel expense from changes in fuel mix and the quality of fuel sources;
- higher fuel expense from the improvement in facility output;
- increases in labor, labor related costs and operator fees pursuant to the terms of the operations and maintenance agreement; and
- increases in planned maintenance because of differences in the scope of procedures performed during the 2001 and 2000 annual maintenance outages.

These increases were partially offset by a decrease in expensed facility modifications because of differences in the nature of procedures performed in 2001 versus 2000.

Lease expenses decreased to $24,705,813 for 2001 from $26,415,897 in 2000. The decrease was primarily due to:

- decreases in the lessor's loan costs, which are passed along to us as a lease expense, due to lower average interest rates on the tax exempt bonds and variable rate term loans and reduced outstanding balances on the Scrubgrass debt;
- decreases in scheduled base equity rents; and
- a decrease in additional rent paid to the lessor, which amounts to 50 percent of the net available cash flows from Scrubgrass, as a result of decreases in available cash flows from Scrubgrass. During 2000, such cash flows included revenues and interest income from the settlement with Penelec and income from sales of NOx emission credits.

These decreases in lease expenses were partially offset by:

- an increase in lease expenses recorded as a result of the straight-line accounting treatment of lease expenses under the Scrubgrass lease which amounted to $7,460,852 in 2001 and $7,036,012 in 2000; and
- increases in scheduled principal payments and fees for the Scrubgrass debt which were billed to us under the terms of the lease.

General and administrative expenses increased to $3,973,025 for 2001 from $3,602,960 in 2000. The increase was primarily due to:

- Microgy overhead expenses following its acquisition on July 23, 2001;
- significant expenses related to the Microgy acquisition for post-acquisition integration, business development, and strategic planning;
- increases in our labor force for planned business expansion; and
- an increase in Scrubgrass insurance expense due to changes in the insurance market for power generation facilities.

These increases were partially offset by lower Scrubgrass management expenses during 2001. Scrubgrass had incurred significant professional fees, travel expenses and labor related costs during 2000 to address certain non-recurring business matters including the settlement with Penelec and the replacement of the letter of credit.

Interest income decreased to $78,203 for 2001 from $736,867 in 2000. The decrease was primarily due to:

- the absence of approximately $608,000 of interest income from the settlement with Penelec;
- lower average interest rates for investments; and
- reductions in the average outstanding balances of notes receivable from officers.

Interest expense decreased to $185,547 for 2001 from $320,641 in 2000. The decrease was primarily due to lower variable interest rates and reduced average outstanding balances for Scrubgrass debt. The decrease was partially offset by interest incurred on the $750,000 loan made by Alco Financial Services, LLC in September 2001, which loan is discussed further under Financing Activities.

We had other income of $2,135,048 in 2001 from the settlement of the Sunnyside litigation which is discussed further under Liquidity and Capital Resources.

We earned net proceeds of $1,156,338 from the sale of NOx emissions credits in 2000. Our NOx emission credits are discussed further under Liquidity and Capital Resources.

Income tax expense decreased to $1,373,454 for 2001 from $1,632,233 in 2000. The decrease was primarily due to a decrease in income before taxes and a lower effective tax rate in 2001. The decrease in the effective tax rate was largely due to lower state income taxes.

Year ended December 31, 2000 compared with the year ended December 31, 1999

Our net income in 2000 increased to $1,826,808, or $0.16 cents per share, from $1,777,562, or $0.16 cents per share, in 1999. This increase was primarily due to increases in power generation revenue, interest income and income from sales of NOx emission credits. Such increases were offset in part by the absence of income from the cumulative effect of a change in accounting principle and increases in operating expenses, lease expenses, general and administrative expenses, depreciation and amortization, and income tax expense.

Power generation revenues in 2000 increased to $54,303,222 from $48,268,311 in 1999 and all pertained to Scrubgrass. The increase in power generation revenues during 2000 was primarily due to:

- the $3,687,000 payment from the settlement with Penelec;
- greater output from the Scrubgrass facility;
- a 5% increase in rates billed to Penelec under the terms of the power sales agreement; and
- increases in the rates charged for power generation in excess of 80 megawatts pursuant to the terms of the settlement agreement with Penelec.

These increases were offset in part by a decrease in revenue recorded as a result of the straight-line accounting treatment of revenue under the power sales agreement which amounted to $7,036,012 in 2000 and $7,765,631 in 1999. Scrubgrass operated at 90.2% of its capacity in 2000 as compared to 89.5% for 1999. The improvements in the capacity rate occurred primarily due to shorter planned maintenance outages and fewer unplanned shutdowns to respond to equipment malfunctions and utility curtailments.

Operating expenses in 2000 increased to $22,291,069 from $21,931,318 in 1999 and all pertained to Scrubgrass. The increase in operating expenses was primarily due to:

- higher fuel costs from cost escalations in fuel supply agreements and improvements in output at the Scrubgrass facility;
- increases in diesel fuel costs; and
- increases in labor and related costs, operator fees and operator bonuses under the terms of the operations and maintenance agreement.

These increases were partially offset by lower maintenance expenses and the absence in 2000 of expenses related to Year 2000 compliance. Maintenance expenses decreased during 2000 primarily because of differences in the scope of procedures performed during the 1999 and 2000 annual maintenance outages and fewer unplanned maintenance shutdowns.

Lease expenses in 2000 increased to $26,415,897 from $23,110,677 in 1999 and all pertained to Scrubgrass. The increase in lease expenses was primarily due to:

- increases in the lessor's loan costs, which are passed along to us as a lease expense, due to higher average interest rates on the tax exempt bonds and variable rate term loans and loan origination costs from the replacement letter of credit;
- increases in scheduled base equity rents; and
- an increase in additional rent paid to the lessor, which amounts to 50 percent of the net available cash flows from Scrubgrass, due to increases in available cash flows from Scrubgrass. Cash flows in 2000 included revenues and interest income from the settlement with Penelec and income from increased sales of NOx emission credits.

Our overall increase in lease expenses during 2000 was partially offset because:

- the lessor's junior debt obligations were fully satisfied during 1999, so our lease expense did not include principal and interest on these obligations in 2000; and
- we had a decrease in lease expense recorded as a result of the straight-line accounting treatment of lease expenses under the Scrubgrass lease which amounted to $7,036,012 in 2000 and $7,765,631 in 1999.

General and administrative expenses in 2000 increased to $3,602,960 from $2,455,095 in 1999. The increase in general and administrative expenses during 2000 was primarily due to:

- higher Scrubgrass management costs for refinancing matters, salary raises and the potential sale of the Scrubgrass project;
- increases in professional fees because we engaged several consultants to consider various sale and restructuring alternatives;
- bonuses aggregating $710,000 to executive officers; and
- increases in Scrubgrass insurance premiums.

The aforementioned increases were offset in part by a decrease in legal fees during 2000.

Depreciation and amortization increased to $415,230 in 2000 from $363,234 in 1999. Depreciation and amortization increased in 2000 primarily because our 1999 capital expenditures, which were substantially made during the third quarter, were depreciated for the entire year in 2000.

Interest income increased to $736,867 in 2000 from $110,975 in 1999. The increase was primarily attributable to approximately $608,000 of interest income from the settlement with Penelec and higher average interest rates on short-term investments.



Interest expense decreased to $320,641 in 2000 from $375,208 in 1999. The decrease was primarily attributable to reductions in the outstanding borrowings under the Scrubgrass term credit facility which reduced in $600,000 increments every six months through July 2000. This decrease was partially offset by increases in average interest rates on borrowings.

Sale of NOx emission credits increased to $1,156,338 in 2000 from $606,960 in 1999. Sales of NOx emission credits are discussed further under Liquidity and Capital Resources.

Income tax expense increased to $1,632,233 in 2000 from $470,552 in 1999. The increase in income tax expense for 2000 was largely due to an increase in earnings before income taxes and an increase in the effective tax rate. During 2000, we had significant earnings from Scrubgrass which are taxed in Pennsylvania. Due to the high tax rate in Pennsylvania, we had a material increase in state income taxes which increased our effective tax rate for 2000.

Cumulative effect of a change in accounting principle increased our earnings by $1,188,989 in 1999 and pertained to a change in our method of accounting for major equipment overhauls. The cumulative effect of a change in accounting principle did not affect 2000 operating results.

2002 Outlook

The following forward-looking information concerning our results of operations for 2002 is being compared to our historical results of operations for 2001:

Power generation revenues are expected to increase in 2002 primarily due to a 5% increase in rates billed to Penelec under the Scrubgrass power sales agreement. This increase is expected to be partially offset by a decrease in revenue recorded as a result of the straight-line accounting treatment of revenue under the power sales agreement.

Operating expenses are expected to increase in 2002 primarily due to:

- an approximate 4% average escalation in rates for fuel supply agreements;
- changes in the scope of planned maintenance procedures and facility modifications; and
- a 5% escalation in operator fees under the terms of the operations and maintenance agreement

Lease expenses are expected to increase in 2002 primarily because:

- we have scheduled increases in base equity rent payments; and
- we expect additional rents paid to the lessor, which amount to 50 percent of the net cash flows from Scrubgrass, will increase due to projected increases in cash flows from Scrubgrass operations.

However, these increases may be partially offset because:

- we expect lower interest rates on the lessor's tax-exempt bonds and variable rate term loans to lessen the lessor's loan costs that would be billed to us under the terms of the lease;
- we expect lower outstanding balances for term loans to lessen the lessor's interest costs that would be billed to us under the terms of the lease;
- we expect the lessor to bill us lower scheduled term loan principal payments pursuant to the terms of the lease; and
- we expect to have a decrease in the lease expense recorded as a result of the straight-line accounting treatment of lease expenses under the lease agreement.

General and administrative expenses are expected to increase during 2002 primarily because:

- we expect to make changes in our work force to seek to develop and accomplish our Microgy business plan;
- we continue to employ consultants for technical, financial, legal, marketing, public and investor relations and other strategic advice;
- Microgy corporate overhead would be included in our results of operations for all of 2002 versus approximately five months in 2001; and
- we expect numerous corporate expenses like insurance, office supplies, rent, legal, and travel to increase due to business expansion efforts.

Other income is expected to increase slightly in 2002. During 2002, we expect to report sales of NOx emission credits of approximately $2.4 million. In 2001, we had other income of approximately $2.1 million from the settlement of the Sunnyside litigation.

Assuming no additional share issuances and no repurchases, our weighted average common shares outstanding were expected to increase from 14,144,222 shares in 2001 to 20,251,653 shares in 2002. We expected this increase because our shares issued for the acquisition of Microgy, which were weighted from the date they were issued in 2001, were expected to be outstanding for all of 2002. This increase is expected to significantly dilute our basic and diluted earnings per common share during 2002.



Recently Issued Accounting Standards

There are four recently issued accounting standards which are required to be adopted in the future which are described in Note B to the Consolidated Financial Statements.

Liquidity and Capital Resources

Operating Activities

Our cash provided by operating activities was $2,687,504 in 2001, $469,770 in 2000 and $2,752,441 in 1999. During these periods, our only sources of cash from operating activities were operating profits from Scrubgrass, proceeds from the settlement of the Sunnyside litigation, proceeds from sales of NOx emission credits and investment earnings.

We reported net earnings of $1,679,331 during 2001 which contributed significantly to the cash provided by operating activities. The following adjustments, which did not impact our cash flows, need to be considered in order to reconcile our net income in 2001 to our net cash provided by operating activities:

Depreciation and amortization – During 2001, we recognized depreciation and amortization for lease rights of $149,004, licensed technology rights of $81,823, deferred financing costs of $43,580, machinery and equipment modifications of $154,405 and equipment and furniture of $12,598.

Deferred income taxes – We had a net deferred income tax liability of $146,396 as of December 31, 2001 versus a net deferred income tax asset of $755,193 as of December 31, 2000. On July 23, 2001, we acquired a significant deferred tax liability from Microgy related to licensed technology rights which was the primary reason we changed to a net deferred income tax liability position as of December 31, 2001. This change was partially offset by the acquired tax benefits from Microgy's net operating loss carryforwards. The individual components of our deferred income tax expense, which amounted to $104,425 in 2001, are outlined in the notes to our consolidated financial statements.

Deferred gain, net – Our deferred gain, net, decreased to $4,471,955 as of December 31, 2001 from $4,780,365 as of December 31, 2000. The decrease is due to the amortization of the deferred gain related to Scrubgrass, which is being amortized on a straight-line basis over 22 years.

Release of Sunnyside liabilities – We reported other income of $635,048 from the release of contingent liabilities related to Sunnyside. These liabilities are discussed further in Liquidity and Capital Resources.

Stock-based compensation – We issued stock options with a fair market value of $113,600 to a director for services performed for us.

We also offer the following information to discuss changes in operating assets and liabilities which most notably impacted our cash position during 2001:

Receivable from utility – Our receivable from utility increased to $7,905,864 as of December 31, 2001 from $7,336,408 as of December 31, 2000. The increase was primarily due to more output at the Scrubgrass facility and a 5% increase in rates billed to Penelec under the terms of the power sales agreement.

Other current assets – Our other current assets decreased to $607,590 as of December 31, 2001 from $760,980 as of December 31, 2000. The decrease was largely due to planned reductions in fuel inventory quantities at Scrubgrass.

Accounts payable and accrued expenses – Our accounts payable and accrued expenses increased to $9,382,471 as of December 31, 2001 from $6,952,054 as of December 31, 2000. The increase was primarily because:

- our corporate taxes payable increased by $413,858 primarily due to the deferral of tax payments for 2001 taxable earnings until 2002;
- our additional rent accrual increased by $272,000 primarily due to increases in cash flows from Scrubgrass operations;
- we had numerous increases in expenses which are discussed in more detail under Results of Operations; and
- our lease payable for the lessor's bond interest increased by $806,420 due to longer bond maturities. The effect of the longer bond maturities was partially offset by lower interest rates.

Long–term debt to supplier – We financed the 1997 rewind of the Scrubgrass generator with an installment note from the generator manufacturer which had outstanding balances of $97,893 as of December 31, 2001 and $190,446 as of December 31, 2000. The decrease is due to an installment payment made in May 2001. The last installment for this obligation is due in May 2002.

Investing Activities

Our cash used in investing activities was $1,071,915 in 2001, $291,009 in 2000 and $284,623 in 1999. Our investing activities were concentrated primarily in the following areas:

Restricted cash – We are contractually required to make scheduled deposits to a restricted maintenance fund for Scrubgrass to ensure that funds are available in the future for scheduled major equipment overhauls. We are allowed to use restricted cash for major equipment overhauls subject to certain restrictions. We made scheduled deposits to the restricted major maintenance fund of $808,936 in 2001, $678,524 in 2000 and $739,128 in 1999. Our payments for major equipment overhauls amounted to $415,460 in 2001, $418,670 in 2000 and $1,271,141 in 1999. The remaining changes to restricted cash primarily pertain to investment earnings on available cash balances. Major equipment overhauls are subject to certification by an independent engineer and are performed on a pre-established schedule which can differ widely from year to year. The selection of equipment for service and/or replacement each year depends on factors such as the condition of the equipment, expected wear and tear, and recommendations made by equipment manufacturers. Beginning in February 2002, we are required to make deposits to the restricted major maintenance fund of $92,331 per month through April 2005. The required monthly payment is subject to possible recalculation after each annual maintenance outage to ensure that funds are sufficient to cover the long-term schedule of major equipment overhauls.

Acquisitions – We made expenditures of $412,120 in 2001 for contract negotiations and due diligence activities related to the acquisition of Microgy. These expenditures were capitalized in the purchase price of Microgy in the accompanying consolidated financial statements.

Property, plant and equipment – Property, plant and equipment expenditures were $232,691 in 2001, $3,023 in 2000 and $829,117 in 1999. During 1999, we made machinery and equipment modifications of $811,568 to improve the air quality emission systems at the Scrubgrass facility which are discussed further in the next section. During 2001, we made machinery and equipment modifications of $227,295 to improve the raw water pre-treatment systems at the Scrubgrass facility. The remaining capital expenditures in each period were primarily purchases of office equipment for our corporate headquarters.

Sale of NOx Credits – Under applicable environmental laws and regulations, Scrubgrass needed to achieve certain seasonal nitrogen oxide emission levels beginning on May 1, 1999, and will also be required to achieve reduced emission standards by May 2003. Due to the efficient design of the Scrubgrass facility, Scrubgrass met the 1999 requirements without any modifications to the facility. However, as discussed in the previous section, we made capital improvements of $811,568 during 1999 to the Scrubgrass facility, which are expected to enable Scrubgrass to meet the stricter standards in 2003. By making improvements to the facility before 2003, we anticipated that we would not require a portion of our future NOx Credits to maintain our compliance with the applicable regulations. Consequently, we sold our anticipated excess NOx Credits in recent years and used the proceeds to finance the capital improvements and generate additional cash flows for operations. We expect to comply with all material environmental regulations for the foreseeable future without any additional material modifications to the Scrubgrass facility. Recently, we received our next award of NOx Credits for the ozone seasons in 2003 through 2007. Similar to prior years, we expected that we may not require a portion of these future NOx Credits to maintain our compliance with the applicable regulations and sold the anticipated excess NOx Credits in 2002 for $2,428,200.

Project development activities – We expect to begin sale and/or development and construction of facilities using Microgy's licensed technology during 2002. To the extent we are the owner of these facilities, we will require financing to complete the development and construction of the facilities which is discussed under financing activities.

Financing Activities

Our cash used in financing activities was $1,454,984 in 2001, $177,283 in 2000 and $2,524,046 in 1999. We offer the following information concerning the financing activities for our business:

Related Party Loan – On September 14, 2001, we borrowed $750,000 from Alco Financial Services LLC, or Alco, to fund certain expenses related to the acquisition of Microgy and provide additional working capital for our expansion efforts. Robert Weisberg, one of our directors, is the President, Director and a member of Alco. The loan is evidenced by a one-year promissory note which bears interest at the prime rate plus 3.5%. We also pay an administrative fee of 0.6% per month. The loan is secured by all of EPC's assets, except for the stock of Buzzard, which is already pledged to the lessor of Scrubgrass. In connection with the loan, we granted Alco five year warrants to purchase 50,000 shares of common stock at $0.60 per share.

Working Capital Loan for Scrubgrass – Buzzard may borrow up to $4 million under a Lessee Working Capital Loan Agreement with the lessor of Scrubgrass for ongoing working capital requirements of this project. The outstanding borrowings under this loan were $1,116,905 as of December 31, 2001 and $2,742,961 as of December 31, 2000. As discussed below, the Lessee Working Capital Loan Agreement expires in December 2002 and is in the process of being refinanced. Under the existing terms of this loan, we were required to pay the outstanding balance to zero for a minimum of twenty days during 2001 and 2002. Awaiting the refinancing, we have been keeping the outstanding balance of this loan at reduced levels to meet the existing paydown requirements of the original facility, which requirements have already been met for 2001 and 2002. The outstanding balance of this loan was also reduced as of December 31, 2001 in anticipation of paying the higher balances in accounts payable and accrued expenses.

Refinancing at Scrubgrass – NEG, the manager of Scrubgrass, continues to be in long-term refinancing discussions with the lending agent for the project. NEG is addressing the following financing matters:

- Buzzard's Lessee Working Capital Loan commitment expires in December 2002.
- Buzzard is expected to require additional working capital beginning in July 2003, when Penelec's contracted payment terms will be extended by 20 days.

NEG presently has a letter of intent with the lending agent to provide a new working capital facility which is expected to address these financing matters. Under the terms of the proposed working capital facility, the available borrowings would be increased from $4 million to $10 million through 2005 with annual paydown requirements to $8 million in 2003 through 2005. After 2005, the available working capital facility and annual paydown requirements would reduce incrementally until the expiration of the proposed working capital facility in 2008. Due to its credit constraints, the lending agent is expected to transfer a portion of its existing Scrubgrass loan commitments to another financial institution in order to provide the proposed working capital facility. At this time, we anticipate the provisional agreement would eventually be finalized. However, present uncertainties in the financial markets have caused delays in locating a suitable financial institution for the lending agent's transferable loan commitments. Should there be continued delays in finalizing the working capital facility, our distributions from Scrubgrass may be delayed or reduced. As time passes, there can also be no assurance that the terms of the provisional agreement would not be amended to reflect changes in market conditions.

Scrubgrass Debt Obligations

Buzzard and the lessor have various debt obligations related to Scrubgrass. Under the terms of the Scrubgrass lease, Buzzard is required to pay the principal, interest and fees for the lessor's debt obligations as a base lease payment. As such, Buzzard is committed to pay all of the Scrubgrass debt obligations as either a debt or lease obligation. Scrubgrass had the following debt obligations as of December 31, 2001 and 2000:

Description of the Obligation	Balance at 12/31/01	Balance at 12/31/00	Interest Rate	Matures Through
Buzzard's lease obligations:				
Variable rate tax-exempt bonds	$135,600,000	$135,600,000	Quoted Bond Rates	2012
Swap rate term loan	10,669,663	12,541,087	7.5475% (through 2000) 7.6725% (thereafter)	2005
Variable rate term loan	8,344,479	10,061,427	LIBOR + 1.250%	2004
Buzzard's debt obligations:				
Variable rate term loan	985,747	1,188,573	LIBOR + 1.250%	2004
Working capital loan	1,116,905	2,742,961	LIBOR + 1.125% (through 2000) LIBOR + 1.250% (thereafter)	2002

Buzzard's lease obligations for the lessor's debt are not reported in our consolidated financial statements. As these debt obligations mature, they will be billed by the lessor to Buzzard and reported as a lease expense in our consolidated financial statements.

Notes Receivable from Officers – We have outstanding notes receivable from officers and directors for shares purchased in connection with stock option plans which amounted to $645,948 as of December 31, 2001 and $445,948 as of December 31, 2000. These notes, which are secured by the underlying shares of stock, are payable upon demand and bear interest at a floating rate which is payable monthly. During 2000, we received aggregate note repayments of $363,783 from executive officers. During 2001, executive officers borrowed an aggregate of $200,000 from us.

Term Credit Facility for Scrubgrass – In June 1997, Buzzard borrowed an additional $3 million from the lessor under a three year agreement to cover the cash deficiency which resulted from an extended annual outage at Scrubgrass and associated costs and expenses. We made payments for this obligation of $600,000 in 2000 and $1,550,000 in 1999.

Dividends – We declared dividends on common stock of $684,408, or $0.06 cents per share, in each of 2000 and 1999. Since March 2001, the Board of Directors has not declared any dividends on our common stock. Due to the recent acquisition of Microgy and anticipated expansion of our business, the Board of Directors has concluded that available cash flows should be used for operating and investing activities for the foreseeable future. We also paid dividends of $5,000 per year to Buzzard's preferred stockholder during 2001, 2000 and 1999. Since we declared dividends of $171,102 in each of 2000 and 1999 that were paid in the following years, our dividend payments were $176,102 in 2001, $689,408 in 2000 and $518,306 in 1999.

Sunnyside Contingent Obligations

We had contingent obligations of $1,218,078 on our consolidated balance sheet as of December 31, 2000. The contingent obligations were principally expenses for the sale of Sunnyside which were payable upon collection of certain obligations from the purchasers of Sunnyside. On April 10, 2001, we received aggregate proceeds of $1,500,000 from the purchasers of Sunnyside and resolved a litigation by executing a Binding Settlement Agreement. In this agreement, we were formally released from contingent obligations of $177,962. We have also been released by the statute of limitations or the terms of the underlying agreements from additional contingent obligations of $457,086. We reported the settlement proceeds of $1,500,000 and the released liabilities of $635,048 as other income in our consolidated financial statements for 2001.

Because of the terms of this settlement agreement, which terms represented a substantial compromise of our previous claims against the purchasers of Sunnyside, we are presently considering our rights and obligations with respect to the remaining contingent obligations of $583,030. Until we resolve these remaining issues, the unsettled contingent obligations will remain recorded in our consolidated financial statements.

Cash Flow Outlook

During 2002, we expect to principally fund our business activities from available cash balances, investment earnings, proceeds from sales of NOx Credits and additional cash which may become available from Scrubgrass. We are not able to receive distributions from Scrubgrass until all operating expenses, base lease payments, restricted cash deposits and other subordinated payments of Scrubgrass are satisfied. Nevertheless, Scrubgrass cash flows in 2002 are expected to be sufficient to satisfy all of these restrictions and provide us with continuing distributions for the foreseeable future.

On December 31, 2001, our unrestricted cash balance increased to $468,271 from $307,666 as of December 31, 2000. On December 31, 2001, our restricted cash balance increased to $1,014,580 from $587,476 as of December 31, 2000. As discussed further under investing activities, we are allowed to spend restricted cash to fund the cost of major equipment overhauls at Scrubgrass subject to certain restrictions.



During the three months ended March 31, 2002, we received distributions of $1,555,506 from Scrubgrass which significantly exceeded our distributions of $298,750 from the same period in 2001. Scrubgrass has been operating favorably with annual capacity rates in excess of 90% for the last two years. Since Scrubgrass is so highly leveraged with variable rate debt, the recent trend of low interest rates and favorable operations has allowed Scrubgrass to generate unprecedented cash flows from its operations. Further, we received a partial distribution of our revenues from 2002 sales of NOx Credits from Scrubgrass during the three months ended March 31, 2002. Assuming the continuing trends of favorable operations and low interest rates, and distribution of our remaining revenues from 2002 sales of NOx Credits, we expect to receive record levels of distributions from Scrubgrass in 2002. Therefore, for the next twelve months, we expect that distributions from Scrubgrass, combined with our current cash balances, would likely be sufficient to fund:

- EPC's corporate overhead requirements;
- Microgy's corporate overhead requirements prior to the development or construction of power projects;
- repayment of the Alco loan to the extent the loan is not refinanced or replaced.

However, in case Scrubgrass distributions are less than anticipated, or corporate overhead expenses are greater than anticipated, we are engaging in discussions with various potential sources of loans or equity. We may also need to expand our business, including our staff and internal systems, more quickly if market response to our Microgy products are greater than our current expectations. Therefore, we believe it is necessary to explore these possibilities for additional financing in case further expansion of our business is restricted by our available resources. There can be no assurance that such financing would be obtained or, if obtained, would be on terms acceptable to us.

During 2002, Microgy plans to commence the sale, development and construction of projects based upon the anaerobic digestion technology license. Our present business strategy generally anticipates the outright sale of facilities; however, in some circumstances, we expect that Microgy may own some or even a majority of the projects. We anticipate that, to the extent Microgy is the owner of projects, project financing may be obtained in the form of a credit facility with one or more lenders, the sale of tax exempt or taxable bonds to investors or equity or other financing. Microgy can offer no assurance that it will be able to secure project financing in the amount required to fulfill any development or construction requirements, that project financing will be obtained in time to meet such requirements, or that any such proposed project financing, if obtained, will be on terms acceptable to Microgy. However, to the extent Microgy is the owner of projects, Microgy will need to obtain financing to allow it to develop and construct such projects.

DISCLOSURES ABOUT MARKET RISK

Our most significant market risk exposure is changing interest rates which may affect our short-term investments, debt and certain of our lease expenses. We offer the following information about these market risks:

Short-term investments – We invest cash balances which are in excess of our normal operating requirements in short term investments generally with maturities of 3 months of less. Because of the short duration of these investments, we do not believe our short-term investments are subject to material market risk.

Debt – We have borrowings which bear interest at variable rates which are based on the London Interbank Offering Rate. We monitor market conditions for interest rates and, from time to time, enter into interest rate swaps to manage our interest payments. The interest rate swaps have the effect of converting the variable rate borrowings to fixed rate borrowings for specified time periods.

Lease Expense – As a lease cost of the Scrubgrass project, we are required to fund the lessor's debt service which consists of fixed rate borrowings and borrowings which bear interest at variable rates based on either quoted bond rates or the London Interbank Offering Rate. The manager of Scrubgrass monitors market conditions for interest rates and, from time to time, enters into interest rate swaps to manage the interest payments for Scrubgrass. The interest rate swaps have the effect of converting the variable rate borrowings to fixed rate borrowings for specified time periods.

As of December 31, 2001, the aggregate outstanding balance of our variable rate debt obligations was $2,852,652. As of December 31, 2001, the aggregate outstanding balance of the lessor's variable rate debt obligations, which are passed along to us as a lease expense, was $143,944,479. Based on these balances, an immediate change of one percent for the variable interest rates would cause a change in interest expense of $28,527 and lease expense of $1,439,445. Our objective in maintaining these variable rate borrowings is to achieve a lower overall cost when compared to fixed rate borrowings. We believe the lessor has the same objective for maintaining their variable rate borrowings.

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders of Environmental Power Corporation:

We have audited the accompanying consolidated balance sheets of Environmental Power Corporation (the "Corporation") and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of operations and comprehensive income, shareholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Environmental Power Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes B and O to the consolidated financial statements, the Corporation changed its method of accounting for major equipment overhauls in 1999.

Deloitte & Touche LLP

Boston, Massachusetts
March 1, 2002

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

ASSETS	December 31 2001	December 31 2000
CURRENT ASSETS:		
Cash and cash equivalents	$ 468,271	$ 307,666
Restricted cash	1,014,580	587,476
Receivable from utility	7,905,864	7,336,408
Other current assets	607,590	760,980
TOTAL CURRENT ASSETS	9,996,305	8,992,530
PROPERTY, PLANT AND EQUIPMENT, NET	652,830	558,015
DEFERRED INCOME TAX ASSET	0	755,193
LEASE RIGHTS, NET	2,161,503	2,310,507
ACCRUED POWER GENERATION REVENUES	63,648,995	56,188,143
GOODWILL	4,912,866	0
LICENSED TECHNOLOGY RIGHTS, NET	3,628,177	0
OTHER ASSETS	565,570	479,786
TOTAL ASSETS	$ 85,566,246	$ 69,284,174
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)		
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 9,382,471	$ 6,952,054
Dividends payable on common stock	0	171,102
Secured promissory note payable to related party	750,000	0
Other current liabilities	1,363,108	3,045,787
TOTAL CURRENT LIABILITIES	11,495,579	10,168,943
DEFERRED GAIN, NET	4,471,955	4,780,365
SECURED PROMISSORY NOTES PAYABLE AND OTHER BORROWINGS	1,420,467	2,116,309
DEFERRED INCOME TAX LIABILITY	146,396	0
ACCRUED LEASE EXPENSES	63,648,995	56,188,143
TOTAL LIABILITIES	81,183,392	73,253,760
SHAREHOLDERS' DEFICIT:		
Preferred Stock ($.01 par value; 2,000,000 and 1,000,000 shares authorizedas of December 31, 2001 and 2000, respectively; no shares issued)	0	0
Preferred Stock (no par value, 10 shares authorized; 10 shares issued as of December 31, 2001 and 2000, respectively)	100	100
Common Stock ($.01 par value; 50,000,000 and 20,000,000 shares authorized; 21,370,293 and 12,525,423 shares issued; and 20,251,653 and 11,406,783 shares outstanding as of December 31, 2001 and 2000, respectively)	213,702	125,254
Additional paid-in capital	6,850,046	0
Accumulated deficit	(1,518,390)	(3,192,721)
Accumulated other comprehensive loss	(60,385)	0
	5,485,073	(3,067,367)
Treasury stock (1,118,640 common shares, at cost, as of December 31, 2001 and 2000, respectively)	(456,271)	(456,271)
Notes receivable from officers and board members	(645,948)	(445,948)
TOTAL SHAREHOLDERS' EQUITY (DEFICIT)	4,382,854	(3,969,586)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)	$ 85,566,246	$ 69,284,174

See Notes to Consolidated Financial Statements.

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	YEAR ENDED DECEMBER 31 2001	2000	1999
POWER GENERATION REVENUES	$ 53,518,000	$ 54,303,222	$ 48,268,311
COSTS AND EXPENSES:			
Operating expenses	23,681,081	22,291,069	21,931,318
Lease expenses	24,705,813	26,415,897	23,110,677
General and administrative expenses	3,973,025	3,602,960	2,455,095
Depreciation and amortization	441,410	415,230	363,234
	52,801,329	52,725,156	47,860,324
OPERATING INCOME	716,671	1,578,066	407,987
OTHER INCOME (EXPENSE):			
Interest income	78,203	736,867	110,975
Interest expense	(185,547)	(320,641)	(375,208)
Amortization of deferred gain	308,410	308,411	308,411
Sales of NOx emission credits	---	1,156,338	606,960
Settlement of the Sunnyside Project litigation	2,135,048	---	---
	2,336,114	1,880,975	651,138
INCOME BEFORE INCOME TAXES	3,052,785	3,459,041	1,059,125
INCOME TAX EXPENSE	(1,373,454)	(1,632,233)	(470,552)
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	1,679,331	1,826,808	588,573
CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE, NET OF $812,440 IN INCOME TAXES	---	---	1,188,989
NET INCOME	1,679,331	1,826,808	1,777,562
OTHER COMPREHENSIVE LOSS:			
Minimum pension liability adjustment, net of income tax benefit of $39,606	(60,385)	---	---
COMPREHENSIVE INCOME	$ 1,618,946	$ 1,826,808	$ 1,777,562
DIVIDENDS DECLARED:			
Common shares	$ 0	$ 684,408	$ 684,408
Preferred shares	5,000	5,000	5,000
Dividends declared per common share	0.00	0.06	0.06
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:			
Basic	14,144,222	11,406,783	11,406,783
Diluted	14,745,695	11,408,809	11,407,076
BASIC EARNINGS PER COMMON SHARE:			
Income before cumulative effect of a change in accounting principle	0.12	0.16	0.05
Cumulative effect of a change in accounting principle	---	---	0.11
Net income	$ 0.12	$ 0.16	$ 0.16
DILUTED EARNINGS PER COMMON SHARE:			
Income before cumulative effect of a change in accounting principle	$ 0.11	$ 0.16	$ 0.05
Cumulative effect of a change in accounting principle	---	---	0.11
Net income	$ 0.11	$ 0.16	$ 0.16
PRO FORMA AMOUNTS ASSUMING THE CHANGE IN ACCOUNTING WAS APPLIED RETROACTIVELY:			
Net income			$ 588,573
Basic and diluted earnings per common share			$ 0.05

See Notes to Consolidated Financial Statements.

ENVIRONMENTAL POWER CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	Preferred Stock ($.01 Par Value) Shares	Preferred Stock ($.01 Par Value) Amount	Preferred Stock (No Par; 10 shares issued)	Common Stock ($.01 Par Value) Shares	Common Stock ($.01 Par Value) Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Treasury Stock	Receivable from Officers and Board Members	Total
BALANCE AT JANUARY 1, 1999	0.0	$0	$100	12,525,423	$125,254	$0	$(5,418,275)	$0	$(456,271)	$(809,731)	$(6,558,923)
Dividends paid							(689,408)				(689,408)
Net income							1,777,562				1,777,562
BALANCE AT DECEMBER 31, 1999	0.0	0	100	12,525,423	125,254	0	(4,330,121)	0	(456,271)	(809,731)	(5,470,769)
Dividends paid							(689,408)				(689,408)
Notes receivable repayments										363,783	363,783
Net income							1,826,808				1,826,808
BALANCE AT DECEMBER 31, 2000	0.0	0	100	12,525,423	125,254	0	(3,192,721)	0	(456,271)	(445,948)	(3,969,586)
Issuance of stock options for services						113,600					113,600
Issuance of warrant to lender						14,398					14,398
Dividends paid							(5,000)				(5,000)
Borrowings under notes receivable										(200,000)	(200,000)
Exchange of convertible preferred stock and common stock for 87.7% of outstanding equity of Microgy	197,760.7	1,528,690		5,521,549	55,215	4,212,942					5,796,847
Issuance of additional common stock to holders of 87.7% of outstanding equity in Microgy				258,884	2,589	197,528					200,117
Conversion of preferred stock to common stock	(197,760.7)	(1,528,690)		1,977,607	19,776	1,508,914					0
Exchange of common stock for 12.3% of outstanding equity of Microgy				1,086,830	10,868	829,252					840,120
Exchange of options and warrants for options and warrants of Microgy						55,697					55,697
Stock issuance and registration costs						(82,285)					(82,285)
Net income							1,679,331				1,679,331
Minimum pension liability adjustment, net								(60,385)			(60,385)
BALANCE AT DECEMBER 31, 2001	0.0	$0	$100	21,370,293	$213,702	$6,850,046	$(1,518,390)	$(60,385)	$(456,271)	$(645,948)	$4,382,854

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEAR ENDED DECEMBER 31		
	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$1,679,331	$1,826,808	$1,777,562
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	441,410	415,230	363,234
Deferred income taxes	104,425	121,112	137,816
Cumulative effect of a change in accounting principle	---	---	(1,188,989)
Amortization of deferred gain	(308,410)	(308,411)	(308,411)
Release of Sunnyside Project liabilities	(635,048)	---	---
Stock-based compensation	113,600	---	---
Accrued power generation revenues	(7,460,852)	(7,036,012)	(7,765,631)
Accrued lease expenses	7,460,852	7,036,012	7,765,631
Changes in operating assets and liabilities:			
(Increase) decrease in receivable from utility	(569,456)	(3,632,486)	2,894,942
Decrease (increase) in other current assets	164,510	(115,128)	175,610
(Increase) decrease in other assets	(20,730)	37,599	(9,268)
Increase (decrease) in accounts payable and accrued expenses	1,810,425	2,200,148	(1,021,783)
Increase in long-term liabilities	---	11,400	11,400
Decrease in long-term debt to supplier	(92,553)	(86,502)	(79,672)
Net cash provided by operating activities	2,687,504	469,770	2,752,441
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from the collection of notes receivable	---	---	46,062
Cash paid for acquisition of Microgy, net of cash acquired	(412,120)	---	---
(Increase) decrease in restricted cash	(427,104)	(287,986)	498,432
Property, plant and equipment expenditures	(232,691)	(3,023)	(829,117)
Net cash used in investing activities	(1,071,915)	(291,009)	(284,623)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Dividend payments	(176,102)	(689,408)	(518,306)
Net (repayments) borrowings under working capital loan	(1,626,056)	748,342	(395,045)
Borrowings under secured promissory note payable to related party	750,000	---	---
Repayment of secured promissory notes payable and other borrowings	(202,826)	(600,000)	(1,610,695)
(Borrowings under) proceeds from officer notes receivable	(200,000)	363,783	---
Net cash used in financing activities	(1,454,984)	(177,283)	(2,524,046)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	160,605	1,478	(56,228)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	307,666	306,188	362,416
CASH AND CASH EQUIVALENTS, END OF PERIOD	$468,271	$307,666	$306,188

See Notes to Consolidated Financial Statements.

ENVIRONMENTAL POWER CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A–BUSINESS AND ORGANIZATION

Environmental Power Corporation (individually "EPC" or consolidated "the Company") is an independent developer and owner of generating facilities powered by non-commodity fuels and renewable energy sources. The Company's operations are discussed further in the following sections.

Scrubgrass Project

The Scrubgrass project, located on a 600 acre site in Venango County, Pennsylvania, is an approximately 83 megawatt waste coal-fired electric generating station (the "Facility") which was constructed by Bechtel Power Corporation. On June 30, 1994, Buzzard Power Corporation ("Buzzard"), a subsidiary of EPC, entered into an agreement to lease the Facility from Scrubgrass Generating Company, L.P. (the "Lessor"), a joint venture of certain wholly owned indirect subsidiaries of PG&E Corporation and Bechtel Generating Company, Inc. On October 20, 1998, Bechtel Generating Company, Inc. transferred its interest in the Lessor to a wholly owned subsidiary of Cogentrix Energy, Inc. The lease provides for an initial term of 22 years with a renewal option for up to 3 years. Pursuant to the lease, the Lessor assigned to Buzzard all principal project agreements and its rights and obligations thereunder including, but not limited to, the power purchase agreement, management services agreement, operations and maintenance agreement, limestone supply agreements, ground lease agreements, fuel agreements and transportation and materials handling agreements. EPC has pledged Buzzard's common stock to the Lessor as security for Buzzard's performance of its obligations as lessee. PG&E National Energy Group ("NEG"), a wholly owned indirect subsidiary of NEG, Inc., which in turn is a wholly owned indirect subsidiary of PG&E Corporation, manages the Scrubgrass project.

PG&E Operating Services Company (the "Operator"), a wholly owned indirect subsidiary of NEG, Inc., operates the Facility pursuant to a 15 year Operating and Maintenance Agreement (the "O&M"). The Operator prepares a budget for all operating expenses, including a fixed management fee, and certain targeted output performance levels, which is approved annually. Under the terms of the O&M, the Operator can incur a liability not to exceed its management fee if the Operator does not achieve certain targeted output performance levels.

Buzzard maintains a long-term supply agreement with Quality Aggregates, Inc. to supply the Scrubgrass project with limestone which, in September 1999, was extended through the year 2008 and which may be extended up to 10 additional years. Buzzard also maintains a 15 year agreement with Savage Industries, Inc. for the transportation of fuel, ash and limestone which expires in 2005. The costs established under these agreements will escalate at partially fixed and partially indexed rates.

Buzzard sells electric output to Pennsylvania Electric Company ("Penelec"), pursuant to a twenty-five year Power Sales Agreement ("PSA") which commenced in June 1993, at fixed rates initially averaging $0.0468 per kwh and which escalated at five percent per year through calendar year 1999. For the years 2000 through 2012, the PSA provides for a rate equal to the greater of a scheduled rate or a rate based on the PJM Billing Rate (the monthly average of the hourly rates for purchases by the General Public Utilities Group ("GPU") from, or sale by GPU to, the Pennsylvania-New Jersey-Maryland Interconnection). For the years 2013 through 2015 and 2016 through 2018, if the renewal term option is exercised, the PSA provides for a rate equal to the lower of the average monthly PJM Billing Rate or the rate paid for the calendar year 2012 adjusted annually by the percentage change in the Gross National Product Deflator less one percent. The Facility achieved commercial operation on June 8, 1993.

The Company was involved in a legal proceeding with Penelec whereby, among other complaints, the Company alleged that Penelec failed to pay the Lessor and Buzzard contract rates for power in excess of 80 megawatts produced by the Facility. On August 3, 1999, the Lessor and Buzzard jointly entered into a settlement agreement with Penelec to terminate the ongoing litigation. Under the terms of the settlement agreement, in full settlement of all alleged claims, Penelec agreed to pay the Plaintiffs for all previous net deliveries of electric energy from the Scrubgrass project in excess of 80 Megawatt at rates set forth in the PSA, minus the total payments Penelec previously made at 90% of a market based rate, plus interest at the legal rate of 6%. Penelec also agreed in the settlement agreement to pay for future net deliveries of electric energy at the rates set forth in the PSA subject to, among other conditions, certain annual and hourly limits, with energy purchased in excess of such limits paid for at a market based rate. On March 24, 2000, Penelec remitted the outstanding balances due under the settlement agreement for previous net deliveries of electric energy and interest which amounted to approximately $3,687,000 and $608,000, respectively. The Company reported these revenues in its consolidated statement of operations for 2000.

Buzzard deposits all revenues earned under the PSA into an account administered by a disbursement agent. Before Buzzard can receive cash generated by the Scrubgrass project, all operating expenses, base lease payments (which are described below), restricted cash deposits and other subordinated payments must be satisfied. Buzzard, as Lessee, is required to pay the Lessor, in addition to a specified base rent, which consists of all of the Lessor's debt service, equity repayment, base return on equity and related expenses, an additional rent of 50 percent of the net cash flows Buzzard receives from the Scrubgrass project's operations. Buzzard is not required to fund operating losses, or otherwise invest further, from sources outside of the Scrubgrass project.

Buzzard and the Lessor have various debt obligations related to the Scrubgrass project. As discussed above, Buzzard is required to pay the principal, interest and fees for the Lessor's debt obligations as a base lease payment. As such, Buzzard is committed to pay all of the Scrubgrass debt obligations as either a debt or lease obligation. The Scrubgrass project had the following debt obligations as of December 31, 2001 and 2000:

Description of the Obligation	Balance at 12/31/01	Balance at 12/31/00	Interest Rate	Matures Through
LESSOR'S DEBT OBLIGATIONS:				
Variable rate tax-exempt bonds	$135,600,000	$135,600,000	Quoted Bond Rates	2012
Swap rate term loan	10,669,663	12,541,087	7.5475% (through 2000) 7.6725% (thereafter)	2005
Variable rate term loan	8,344,479	10,061,427	LIBOR + 1.250%	2004
BUZZARD'S DEBT OBLIGATIONS:				
Variable rate term loan	985,747	1,188,573	LIBOR + 1.250%	2004
Working capital loan	1,116,905	2,742,961	LIBOR + 1.125% (through 2000) LIBOR + 1.250% (thereafter)	2002

The Lessor's debt obligations and Buzzard's debt obligation incur interest at either quoted rates, rates fixed by swap agreements, or variable rates which are based on the London Interbank Offering Rate ("LIBOR"). On December 22, 1995, the Lessor entered into an interest rate swap arrangement which fixed the LIBOR component for the life of its swap rate term loan at 6.4225%. As a result, the interest rate for the swap rate term loan was fixed at 7.5475% (LIBOR + 1.125%) through December 31, 2000 and 7.6725% (LIBOR + 1.25%) for the remaining term of the obligation. The Lessor's tax-exempt bonds incurred interest at floating rates ranging from 2.00% to 4.50% and 3.35% to 6.15% during 2001 and 2000, respectively. Under the terms of the Lessor's loan agreements, the Company is subject to various customary financial and operating covenants. As of December 31, 2001 and 2000, the Company was in compliance with these covenants.

The Environmental Protection Agency and the Pennsylvania Department of Environmental Protection (the "Regional Authorities") granted Nitrogen Oxide Ozone Transport Region Budget Allowances ("NOx Credits") to the Company based on numerous factors that primarily pertain to the design and operation of the Facility. The Company is required annually to maintain sufficient NOx Credits which equal or exceed the quantity of its nitrogen oxide emissions during a specified seasonal period (the "ozone season"). If the Company's nitrogen oxide emissions exceed its available NOx Credits, the Company would be subject to fines by the Regional Authorities. During 1999, the Company installed machinery, costing $811,568, which has significantly reduced its nitrogen oxide emissions. Accordingly, the Company anticipates that it may not require a portion of its future NOx Credits to maintain its compliance with the applicable regulations. Because NOx Credits are transferable and marketable, the Company has sold and may sell, from time to time, its available NOx Credits or purchase additional NOx credits that are necessary to meet the applicable regulations. The Company received net proceeds from NOx Credit transactions of $0, $1,156,338 and $606,960 in 2001, 2000, and 1999 respectively, which have been reported as other income in the accompanying consolidated statements of operations.

Microgy Cogeneration Systems

In the second half of 2001, the Company acquired Microgy Cogeneration Systems, Inc., a development-stage company based in Golden, Colorado. The acquisition is described in Note C to our consolidated financial statements. Microgy intends to market and operate in the renewable energy and distributed generation sectors of the electric energy industry and the pollution mitigation area of the agricultural industry. Microgy has an exclusive license to an anaerobic digestion technology that is designed to provide efficient conversion of certain agricultural wastes into combustible biogas and an environmentally improved waste effluent. Microgy also has a license for a microturbine technology and possible rights to other technologies which it is currently evaluating.

The licensor of the anaerobic digester technology is Danish Biogas Technology A/S ("DBT"). DBT is 50% owned by Schouw & Co., a Danish public company. On May 12, 2000, Microgy entered into a revised licensing agreement with DBT which granted Microgy a perpetual and exclusive license in certain territories, specifically North America, for use of certain proprietary technologies in its cogeneration facilities, including the anaerobic digestion technology. This agreement superseded previous license agreements.

As part of the agreement, DBT will own a 5% minority equity stake in any legal entity that owns any project developed by Microgy using the enhanced anaerobic digester technology in which Microgy holds an equity position. The agreement also specifies a fixed payment amount per project to DBT for engineering work and construction drawings and a licensing fee that is based on a percentage of the total cost for each project facility where the licensed technology is installed and operating. A monthly consulting fee will be paid to DBT upon commercial operation of proposed projects.

Microgy plans to develop projects based upon the anaerobic digestion technology license and may hold various interests in these facilities. Microgy's present business strategy anticipates the outright sale of facilities, however, in some instances, Microgy may own some or a portion of the projects. In addition, Microgy may or may not operate and/or manage the facilities. These facilities are expected to deliver renewable energy for supply to the utility grid and provide pollution control benefits to the agricultural markets.

Sunnyside Project

The Sunnyside Project is an approximately 51 megawatt (net) waste coal-fired facility located at a site adjacent to the Sunnyside Coal Mine in Carbon County, Utah. The Company sold its remaining interest in the Sunnyside Project on December 31, 1994 to B&W Sunnyside, L.P. and NRG Sunnyside, Inc. (the "Purchasers"). From May 1996 to April 2001, the Company had been involved in a legal proceeding to collect the Purchasers' remaining obligations from the sale.

On April 10, 2001, the Company received aggregate proceeds of $1,500,000 from the Purchasers and resolved the litigation by executing a Binding Settlement Agreement dated April 9, 2001 ("the Settlement"). At the time of making the Settlement, the Company had contingent obligations of $1,218,078 recorded on its consolidated balance sheet. The contingent obligations were principally expenses for the sale of the Sunnyside Project which were payable upon collection of the Purchasers' obligations. In the Settlement, the Company was formally released from contingent obligations of $177,962. The Company has also been released as a result of the statute of limitations or by the terms of the underlying agreements from additional contingent obligations of $457,086. The Company reported the settlement proceeds of $1,500,000 and the released liabilities of $635,048 as other income in its consolidated statement of operations for 2001.

Because of the terms of the Settlement, which terms represented a substantial compromise of its previous claims against the Purchasers, the Company is presently considering its rights and obligations with respect to the remaining contingent obligations. Until the Company resolves these remaining issues, the unsettled contingent obligations will remain recorded on its consolidated balance sheet.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of Environmental Power Corporation and its wholly owned or majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The consolidated financial statements include the accounts of Microgy from the date of acquisition (July 23, 2001) until December 31, 2001 (See Note C).

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses during the reporting period, and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash Equivalents: The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Concentrations of Credit Risk: The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and receivable from utility. The Company's cash equivalents represent short-term financial instruments which are issued from reputable financial institutions. Receivable from utility represents amounts due from the Company's sole customer Penelec, a public utility with a credit rating of BBB by Standard & Poors, pursuant to the terms of the 25 year power sales agreement.

Restricted Cash: Restricted cash includes all cash held by the disbursement agent for the Scrubgrass project pursuant to project agreements which require requisition and/or certification by the Lessor or bank to withdraw (See Note A). The Company makes scheduled deposits to restricted cash accounts which are restricted primarily for scheduled maintenance procedures.

Non-Cash Activities: The Company had the following non-cash investing and financing activities during 2001:

Fair value of a warrant for 50,000 shares issued to secure financing (deferred as a cost of the financing)	$ 14,398
Fair value of Microgy assets acquired	$ 8,775,655
Liabilities assumed	(1,432,127)
Acquisition price – fair value of securities issued and direct acquisition costs (including direct acquisition costs of $102,606 that are included in accounts payable and accrued expenses as of December 31, 2001)	$ 7,343,528

Fuel Inventory: Fuel inventory consists primarily of handling and hauling costs and is recorded on a lower of cost or market basis with cost determined on a monthly weighted average basis.

Property, Plant and Equipment: Property, plant and equipment are stated at cost less accumulated depreciation. The Company capitalizes significant renewals and betterments that increase the useful lives of assets while repairs and maintenance are expensed when incurred. The cost and accumulated depreciation for property, plant and equipment disposals are removed from the balance sheet and any resulting gains or losses are reported in the statement of operations at the time of the asset disposition. The Company depreciates its property plant and equipment using straight-line and accelerated methods over the estimated useful lives of the assets. The Company records depreciation for office equipment and furniture using the straight-line method over periods ranging from three to five years and for machinery and equipment modifications using the double declining balance method over seven years. The Company evaluates the impairment of long-lived assets based on the projection of undiscounted cash flows whenever events or changes in circumstances indicated that the carrying amounts of such assets may not be recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values.

Investment in Projects (Note F): Investment in projects is recorded at cost and consists primarily of engineering work related to Microgy's future power generating projects.

Goodwill and Intangible Assets: Intangible assets are recorded at cost and consist of licensed technology rights and goodwill. Licensed technology rights are being amortized using the straight-line method over a useful life of 20 years. Goodwill represents the excess of cost over the fair value of tangible and identifiable intangible assets and is not being amortized pursuant to Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets". The Company periodically reviews the carrying value of goodwill and other intangible assets against the operating performance and future undiscounted net cash flows of the related businesses and recognizes impairment losses whenever circumstances indicate that the carrying values may not be recoverable. The Company did not have acquired goodwill or intangible assets recorded on its balance sheet prior to the Microgy acquisition. Accumulated amortization of licensed technology rights was $81,823 at December 31, 2001.

Deferred Financing Costs: In 1997 and 1995, the Company incurred deferred financing costs of $139,925 and $300,000, respectively, in connection with restructuring debt related to the Scrubgrass project. Deferred financing costs are being amortized over the lives of the related debt which range from three to nine years. Accumulated amortization of deferred financing costs was $353,795 and $318,155 at December 31, 2001 and 2000, respectively.

Lease Rights: Lease rights are recorded at cost and are being amortized over the 22 year lease term for the Scrubgrass project. Accumulated amortization of lease rights was $1,117,557 and $968,553 at December 31, 2001 and 2000, respectively.

Accrued Power Generation Revenue and Accrued Lease Expense: As discussed in Note A, the Company has entered into a long-term agreement, to provide electricity to PENELEC, which provides for scheduled rate increases. In accordance with accounting principles generally accepted in the United States of America, revenue has been recorded on the straight-line basis over the 22 year lease term. The accrual for power generation revenue is limited to the amount of accrued lease expense, as described below. Therefore, no amount for the straight-lining of future revenues, which would result in profits, has been provided for in the consolidated financial statements. Accrued power generation revenue was $63,648,995 and $56,188,143 at December 31, 2001 and 2000, respectively, and represents the portion of revenue earned that has not yet been received.

As discussed in Note A, the Company has entered into a long-term lease agreement for the Scrubgrass project which provides for scheduled lease expense increases. In accordance with accounting principles generally accepted in the United States of America, the scheduled lease expense has been recorded on the straight-line basis over the 22 year lease term. Accrued lease expense was $63,648,995 and $56,188,143 at December 31, 2001 and 2000, respectively, and represents the portion of lease expense that has not yet been paid.

Deferred Gain: The Company's sale of the Scrubgrass project on December 28, 1990 was not treated as a sale for financial accounting purposes. This was originally due to the existence of an option which enabled the Company to reacquire Buzzard and to lease the Scrubgrass project for a substantial portion of its commercial operation. This option constituted a significant continuing involvement by the Company which provided evidence that it had retained substantial risks or rewards of ownership of the Scrubgrass project. In December 1993, the Company agreed to a modification to the proposed form of lease thereby relinquishing the fair market value purchase option. Accordingly, the Company removed from the Consolidated Balance Sheet the gross assets and liabilities of the Scrubgrass project and recorded a deferred gain of $6,785,035 arising from the original sale of the Scrubgrass project in 1990. The deferred gain is being amortized over the 22 year minimum lease term, which commenced on June 30, 1994. Accumulated amortization of the deferred gain was $2,313,080 and $2,004,670 at December 31, 2001 and 2000, respectively.

Maintenance Reserve: Prior to 1999, the Company recorded the expense of major equipment overhauls on a straight-line basis using management's best estimate of the future cash outlays. Management's estimates were charged to expense and credited to a major maintenance reserve in anticipation of the future outlays for major overhauls. Beginning January 1, 1999, the Company recorded the expense of major equipment overhauls as incurred. The Company's change in accounting principle is discussed further in Note O.

Interest Payments: The Company classifies interest payments according to the nature of its contractual obligations. The Company's base lease payments for interest on the Lessor's debt obligations are reported as lease expense. The Company's interest payments on its own debt obligations are reported as interest expense. The Company paid interest on its own debt obligations of $196,811, $289,116 and $391,857 during the years ended December 31, 2001, 2000 and 1999, respectively.

Income Taxes: The Company accounts for income taxes in accordance SFAS No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax reporting bases of assets and liabilities and are measured by applying the enacted tax rates and laws to taxable years in which the differences are expected to reverse. The Company recognizes a deferred tax asset for the tax benefit of net operating loss carryforwards when it is more likely that not that the tax benefits would be realized and reduces the deferred tax asset with a valuation reserve when it is more likely than not that some portion of the tax benefits would not be realized.

Earnings Per Common Share: The Company computes its earnings per common share using the treasury stock method in accordance with SFAS No. 128, "Earnings per Share". The Company computes basic earnings per share by dividing net income for the period by the weighted average number of shares of common stock outstanding during the period. For purposes of calculating diluted earnings per share, the Company considers its shares issuable in connection with stock options to be dilutive common stock equivalents when the exercise price is less than the average market price of the Company's common stock for the period. The Company excludes antidilutive common stock equivalents from the calculation of diluted earnings per share. The following table outlines the calculation of basic earnings per share and diluted earnings per share for the years ended December 31, 2001, 2000 and 1999.

	Income (Numerator)	Shares (Denominator)	Per Share Amounts
Year Ended December 31, 2001:			
Income available to shareholders	$ 1,679,331	14,144,222	$ .12
Effect of dividends to preferred stockholders	(5,000)		
Basic EPS – income available to common shareholders	1,674,331	14,144,222	.12
Effect of dilutive securities:			
Assumed conversion of preferred stock		585,155	
Assumed exercise of dilutive stock options		16,318	
Diluted EPS – income available to common shareholders	$ 1,674,331	14,745,695	$ .11
Year Ended December 31, 2000:			
Income available to shareholders	$ 1,826,808	11,406,783	$ .16
Effect of dividends to preferred stockholders	(5,000)		
Basic EPS – income available to common shareholders	1,821,808	11,406,783	.16
Effect of dilutive securities:			
Assumed exercise of dilutive stock options		2,026	
Diluted EPS - income available to common shareholders	$ 1,821,808	11,408,809	$ .16
Year Ended December 31, 1999:			
Income available to shareholders	$ 1,777,562	11,406,783	$ .16
Effect of dividends to preferred stockholders	(5,000)		
Basic EPS – income available to common shareholders	1,772,562	11,406,783	.16
Effect of dilutive securities:			
Assumed exercise of dilutive stock options		293	
Diluted EPS - income available to common shareholders	$ 1,772,562	11,407,076	$ .16

As of December 31, 2001, there were outstanding options and warrants to purchase 1,442,499 shares of the Company's common stock which were antidilutive and not included in the computation of diluted EPS. The options and warrants expire at various dates through 2011.

Stock Options: As permitted by SFAS 123, "Accounting for Stock-Based Compensation," the Company accounts for employee and director stock compensation plans under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, the Company records compensation expense in an amount equal to the excess of the quoted market price on the grant date over the option price for options issued under its option plans for employees and directors. As required by SFAS 123, the Company has disclosed in Note L of its consolidated financial statements the pro forma net income and per share amounts as if the Company had accounted for its employee and director plans under SFAS 123. During 2001, the Company recognized $113,600 in stock-based compensation expense for options issued outside of its option plans for employees and directors.

Derivative Instruments and Hedging Activities: On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which established accounting and reporting standards for derivative instruments, derivative instruments embedded in other contracts, and hedging activities. SFAS No. 133 requires that entities recognize all derivative instruments as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company does not have any derivative instruments which should be recognized in its financial statements. However, the Lessor has certain interest rate swap arrangements with financial institutions that meet the definition of derivative instruments under SFAS No. 133. Since Buzzard funds the Lessor's debt obligations as a base lease payment, the Company has disclosed in Note M certain information about the Lessor's derivative instruments.

Recent Accounting Pronouncements: In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations". SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling of interest method of accounting. SFAS 141 also broadens the criteria for recording intangibles separate from goodwill and revises certain financial statement disclosures. The Microgy acquisition was accounted for in accordance with SFAS 141 (see Note C).

In June 2001, The FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". The most significant changes made by SFAS No. 142 are: 1) goodwill and indefinite-lived intangible assets will be tested for impairment at least annually; 2) goodwill and indefinite-lived intangible assets will no longer be amortized to income; and 3) the amortization period of intangible assets with finite lives will no longer be limited to forty years. SFAS No. 142 also requires the completion of a transitional impairment test within six months of adoption, with any identified impairments treated as a cumulative effect of a change in accounting principle. The provisions of SFAS 142 have been applied to the goodwill and intangible assets acquired in the Microgy acquisition (see Note C). The Company did not have acquired goodwill or intangible assets recorded on its balance sheet prior to the Microgy acquisition. The Company adopted SFAS No. 142 on January 1, 2002 and is still evaluating the impact of SFAS No. 142 on its consolidated financial statements.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which is effective January 1, 2003. SFAS 143 addresses the financial accounting and reporting for obligations and retirement costs related to the retirement of tangible long-lived assets. The Company does not expect that the adoption of SFAS 143 will have a significant impact on its consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective January 1, 2002. SFAS 144 supersedes FASB Statement No 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions relating to the disposal of a segment of a business of Accounting Principles Board Opinion No. 30. The Company adopted SFAS No. 144 on January 1, 2002 and is still evaluating the impact of SFAS No. 144 on its consolidated financial statements.

NOTE C – ACQUISITION

During 2001, the Company acquired 100% of the common stock of Microgy in two related transactions. On July 23, 2001, the Company exchanged its securities for approximately 87.7% of the outstanding common stock of Microgy under a June 20, 2001 agreement with Microgy and certain principal Microgy shareholders. Under the agreement, the Company agreed to offer the remaining Microgy shareholders the opportunity to exchange their Microgy securities for its securities. On December 28, 2001, the Company completed the exchange of its securities for the remaining outstanding securities of Microgy. The details of the two exchange transactions are discussed in the following section.

Transaction Details

On July 23, 2001, the Company issued, an aggregate of 5,521,549 shares of common stock and 197,760.7 shares of newly designated Series B Convertible Preferred Stock to certain principal stockholders of Microgy in exchange for 15,919,147 shares of Microgy common stock. Each share of preferred stock, which voted with the common stock on an as-converted basis, was automatically converted into ten shares of common stock as of November 9, 2001 upon an increase in the authorized common stock to an amount sufficient to allow conversion of the preferred stock. The exchange ratio of 0.4711 shares of the Company's common stock for each share of Microgy common stock was determined by negotiations among the Company, Microgy and the primary principal Microgy shareholders. The exchange ratio is based on all of the fully diluted equity of Microgy being exchanged for 45% of the Company's fully diluted equity and assumes exercise or conversion of all derivative securities. The exchange ratio may be increased to reflect certain issuances of equity by the Company to generate funds to be available for financing Microgy. However, holders of approximately 94% of the Microgy common stock agreed to waive their right to adjustments in the exchange ratio, other than any adjustment resulting from 400,000 options and warrants issued in September 2001. One of the principal Microgy shareholders exchanged a warrant to purchase 800,000 shares of Microgy common stock for a warrant to purchase the Company's securities based on the exchange ratio. In connection with the Company's issuance of 400,000 options and warrants in September 2001, the Company adjusted the exchange ratio to 0.4873 shares of the Company's common stock for each share of Microgy common stock. The Company then issued 258,884 additional shares of common stock to the principal Microgy shareholders on December 28, 2001 and amended the warrant issued to the principal Microgy shareholder to reflect the adjusted exchange ratio.

On October 17, 2001, the Company offered the remaining security holders of Microgy, who owned an aggregate of 2,230,126 shares of Microgy common stock, warrants to purchase 885,000 shares of Microgy common stock and options to purchase 290,000 shares of Microgy common stock, an opportunity to exchange their securities of Microgy for the Company's securities based on the adjusted exchange ratio. On December 28, 2001, the Company issued 1,086,830 shares of its common stock and exchanged warrants to purchase 431,298 shares of its common stock and options to purchase 141,329 shares of its common stock for the remaining Microgy securities.

Under the terms of a Registration Rights Agreement dated July 23, 2001, the Company was required to file a resale registration statement for the former Microgy security holders by November 30, 2001. In November 2001, the deadline for filing the registration statement was extended to March 31, 2002.

Purchase Accounting and Valuation

The Company acquired Microgy to pursue a prospective growth opportunity in the area of environmentally sound power generation. The Company believes that trends in the power and agricultural markets create an opportunity to develop power generation projects using Microgy's exclusive licensed technology. The Company paid $7,343,528 for Microgy and accounted for the transaction using the purchase method of accounting as required by SFAS No. 141. The purchase price represents the fair value of the securities issued and the direct costs of the acquisition. The fair value of the common stock was determined using available market information and appropriate valuation methodologies. The fair value of the common stock options and warrants were determined using an option pricing model (See Note L). The following table outlines the components of the purchase price:

	Number Of Shares	Fair Value
Common stock	8,844,870	$ 6,837,084
Common stock options	141,329	11,967
Common stock warrants	821,170	43,730
Acquisition costs		450,747
Total purchase price	9,807,369	$ 7,343,528

The purchase price was allocated to the assets acquired and liabilities assumed based on their fair values as of July 23, 2001. The fair values of the assets acquired and liabilities assumed are summarized as follows:

Cash	$ 18,306
Other current assets	4,662
Property plant, and equipment	29,127
Investment in projects	100,694
Licensed technology rights	3,710,000
Goodwill	4,912,866
	8,775,655
Less: Liabilities assumed	(1,432,127)
Total Purchase Price	$ 7,343,528

At the time of the acquisition, the Company believed that Microgy held numerous elements of value which could not be separated from the value of the overall business. These elements of value were assigned to goodwill and included: 1) technology rights for products and processes which currently do not have a commercial application; 2) preliminary business relationships; 3) an established workforce; 4) a proprietary market analysis; and 5) strategic business plans to capitalize on future market opportunities.

On July 23, 2001, the Company commenced accounting for 100% of Microgy's operations since the minority interest shareholders were no longer at risk for Microgy's losses.

Pro forma Information

The following summarized unaudited pro forma information assumes the acquisition of Microgy occurred on January 1, 2000. The unaudited pro forma results are not necessarily indicative of the results which might actually have been obtained had the acquisition occurred as of January 1, 2000, nor are they intended to be indicative of future results of operations. The amounts below do not include any amortization of goodwill or indefinite-lived intangible assets.

	Year Ended December 31, 2001	Year Ended December 31, 2000
Power generation revenues	$ 53,518,000	54,303,222
Net income	1,131,696	1,038,323
Basic earnings per common share	0.06	0.05
Diluted earnings per common share	0.06	0.05

NOTE D – OTHER CURRENT ASSETS

Other current assets consists of the following as of December 31, 2001 and 2000:

	2001	2000
Fuel inventory	$ 455,907	$ 630,039
Prepaid expenses	123,670	126,845
Deferred financing costs (Note P)	18,894	----
Deposits and other current assets	9,119	4,096
	$ 607,590	$ 760,980

NOTE E – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is recorded at cost less accumulated depreciation and consists of the following as of December 31, 2001 and 2000:

	2001	2000
POWER GENERATING FACILITIES:		
Machinery and equipment modifications – Scrubgrass	$ 1,163,863	$ 936,568
Less: Accumulated depreciation	(555,081)	(400,676)
	608,782	535,892
OFFICE:		
Equipment and furniture	83,067	143,171
Less: Accumulated depreciation	(39,019)	(121,048)
	44,048	22,123
	$ 652,830	$ 558,015

During 2001, the Company retired from service and removed from its balance sheet fully depreciated property, plant and equipment with an original cost of $94,628. Depreciation expense for the years ended 2001, 2000 and 1999 was $167,003, $223,872 and $145,008, respectively.

NOTE F – OTHER ASSETS

Other assets consists of the following as of December 31, 2001 and 2000:

	2001	2000
Scrubgrass project deposits	$ 367,706	$ 358,016
Deferred financing costs (See Note B)	86,130	121,770
Investment in projects	100,694	----
Security deposits	11,040	----
	$ 565,570	$ 479,786

Scrubgrass project deposits represent performance bonds required by state and local governing authorities for excess highway maintenance and reclamation of fuel sites.

NOTE G – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consists of the following as of December 31, 2001 and 2000:

	2001	2000
Accounts payable	$ 4,124,390	$ 3,306,614
Accrued expenses	4,101,015	2,902,232
Corporate taxes payable	1,157,066	743,208
	$ 9,382,471	$ 6,952,054

Accounts payable at December 31, 2001 and 2000 includes $3,936,058 and $3,076,183, respectively, which are related to Scrubgrass project operations.

Accrued expenses at December 31, 2001 and 2000 includes $3,796,008 and $2,749,343, respectively, which are related to Scrubgrass project operations.

NOTE H – RETIREMENT PLAN

Effective January 1, 1998 the Company established a non-contributory defined benefit pension plan (the "Plan") covering all of its employees who are at least 21 years of age and who have completed at least one year of service. Under the Plan, the benefits payable to each employee at normal retirement age are based on years of service and compensation during the three consecutive years of the latest 10 years immediately preceding retirement which would yield the highest monthly benefit payment. Employees who have at least 20 years of service at the time of their retirement would receive the maximum retirement benefit. The Company's general funding policy is to contribute annually to the Plan the maximum amount that can be deducted for Federal income tax purposes.

As of January 1, 1998, the commencement date for the Plan, the Company had a projected benefit obligation of $871,130. The projected benefit obligation as of January 1, 1998 is being amortized as a prior service cost over 18 years which represents the average future years of service for the participants in the Plan at that date.

The following table sets forth the changes during 2001 and 2000 in the projected benefit obligation for the Plan:

	2001	2000
Projected benefit obligation, beginning of the year	$ 1,438,313	$ 1,139,624
Service cost	96,914	97,079
Interest cost	100,682	68,377
Actuarial loss	58,202	133,233
Projected benefit obligation, end of the year	$ 1,694,111	$ 1,438,313

The following table sets forth a reconciliation of the funded status of the Plan to the amounts recognized in the consolidated balance sheets as of December 31, 2001 and 2000:

	2001	2000
Projected benefit obligation	$ 1,694,111	$ 1,438,313
Fair market value of Plan assets	(599,577)	(347,400)
Unfunded projected benefit obligation	1,094,534	1,090,913
Unrecognized actuarial loss	(424,901)	(254,612)
Unrecognized prior service cost	(687,734)	(733,583)
(Prepaid) accrued pension cost	$ (18,101)	$ 102,718

The amounts recognized in the consolidated balance sheets as of December 31, 2001 and 2000 consist of:

	2001	2000
Accrued benefit liability	$ 769,624	$ 683,815
Intangible asset	(687,734)	(581,097)
Other comprehensive income	(99,991)	----
Net amount recognized	$ (18,101)	$ 102,718

The accrued benefit liability and intangible asset are reported in accounts payable and accrued expenses on the consolidated balance sheets. Other comprehensive income is reported, net of tax, in stockholders' equity on the consolidated balance sheet.

The following table sets forth the changes during 2001 and 2000 in the fair market value of Plan assets:

	2001	2000
Fair market value of Plan assets, beginning of the period	$ 347,400	$ 396,164
Contributions by the Company to the Plan	346,879	163,130
Benefits paid	(8,401)	----
Return on Plan assets	(86,301)	(211,894)
Fair market value of Plan assets, end of the period	$ 599,577	$ 347,400

The Company has invested the Plan assets in a portfolio of mutual funds which consist primarily of growth stocks. The Company expects to make an additional contribution of $382,890 to the Plan prior to the due date for filing its 2001 Federal income tax return.

The Company's net periodic pension cost for 2001 and 2000 are comprised of the following components:

	2001	2000
Service cost	$ 96,914	$ 97,079
Interest cost	100,682	68,377
Expected return on assets	(27,456)	(31,693)
Amortization of actuarial gain	10,071	(589)
Amortization of prior service cost	45,849	45,849
Net periodic pension cost	$ 226,060	$ 179,023

The actuarial assumptions used in 2001 and 2000 to determine the pension benefits for the Plan were:

	2001	2000
Weighted average discount rate	6.75%	7.0%
Expected long-term return on Plan assets	8.0%	8.0%
Weighted average rate of increase in compensation levels	5.0%	5.0%

NOTE I – OTHER CURRENT LIABILITIES

Other current liabilities consists of the following as of December 31, 2001 and 2000:

	2001	2000
Scrubgrass project working capital loan	$ 1,116,905	$ 2,742,961
Scrubgrass project note payable– current portion (See Note J)	148,310	202,826
Scrubgrass project long-term debt to supplier–current portion (See Note J)	97,893	100,000
	$ 1,363,108	$ 3,045,787

The Scrubgrass project working capital loan represents outstanding borrowings due to the Lessor under a Lessee Working Capital Loan Agreement. Under the terms of this agreement, which expires in December 2002, Buzzard may borrow up to $4 million for the ongoing working capital requirements of the Scrubgrass project. Buzzard paid interest on the outstanding borrowings under this agreement at LIBOR plus 1.125% through December 31, 2000 and LIBOR plus 1.25% during 2001. (3.33% as of December 31, 2001 and ranging from 3.33% to 8.23% during 2001 and 7.02% to 7.93% during 2000).

NOTE J – SECURED PROMISSORY NOTES PAYABLE AND OTHER BORROWINGS

Secured promissory notes payable and other borrowings as of December 31, 2001 and 2000 consists of:

	2001	2000
Scrubgrass project note payable (See Note I)	$ 837,437	$ 985,747
Scrubgrass project long-term debt to supplier (See Note I)	---	90,446
Sunnyside Project obligations (See Note A)	583,030	1,040,116
	$ 1,420,467	$ 2,116,309



The Scrubgrass project note payable represents an installment obligation which was incurred as part of the Lessor's debt restructuring in December 1995, when Buzzard extended the term of certain current liabilities through 2004. Buzzard paid interest on the outstanding borrowings under the Scrubgrass project note payable at LIBOR plus 1.25% (3.33% as of December 31, 2001 and ranging from 3.33% to 8.23% during 2001 and 7.14% to 8.05% during 2000). The scheduled aggregate annual repayments for the Scrubgrass project note payable are $148,310 in 2002, $447,902 in 2003 and $389,535 in 2004.

The Scrubgrass project long-term debt to supplier represents the present value of the long-term installments due to GEC Alsthom, the manufacturer of the Facility's generator, under a non-interest bearing financing agreement. Under the terms of the agreement, the Company financed the cost of repairs to the generator with five installments payable as follows: $50,000 in May 1998; $100,000 in May 1999, $100,000 in May 2000; $100,000 in May 2001 and $100,000 in May 2002. As of December 31, 2001 and 2000, the Company has recorded on its balance sheet the present value of the remaining installments, discounted at the Facility's incremental borrowing rate (6.75%), which amounted to $97,893 and $190,446, respectively.

NOTE K – INCOME TAXES

Income tax expense consists of the following for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
Current:			
Federal	$ 788,843	$ 853,791	$ 193,035
State	480,186	657,330	139,701
Total current tax expense	1,269,029	1,511,121	332,736
Deferred:			
Federal	90,530	99,245	121,292
State	13,895	21,867	16,524
Total deferred tax expense	104,425	121,112	137,816
	$ 1,373,454	$ 1,632,233	$ 470,552

In 1999, the Company reported deferred income tax expense of $812,440 in its Consolidated Statements of Operations as a reduction of the cumulative effect of a change in accounting principle (See Note O).

Income taxes paid during the years ended December 31, 2001, 2000 and 1999 amounted to $855,363, $1,273,280 and $267,104, respectively.

A reconciliation between the actual income tax expense and the income tax expense computed by applying the statutory Federal income tax rate to the income before income taxes for the years ended December 31, 2001, 2000 and 1999 is as follows:

	2001	2000	1999
Federal tax expense at 34%	$ 1,037,947	$ 1,176,074	$ 360,103
State tax expense, net of federal tax benefit	320,249	448,270	103,116
State tax valuation allowance,net of federal tax benefit	8,856	---	---
Nondeductible portion of meals and entertainment	5,141	5,970	5,626
Other	1,261	1,919	1,707
	$ 1,373,454	$ 1,632,233	$ 470,552

The components of the net deferred income tax asset (liability) as of December 31, 2001 and 2000 are as follows:

	2001	2000
DEFERRED TAX ASSETS:		
Accrued lease expense	$ 25,837,291	$ 22,808,678
Deferred tax effect of the sale of the Scrubgrass project forwhich the net gain was deferred for financial reporting purposes	893,914	939,814
Capital loss carryforwards	99,025	98,200
Expenses deferred for tax reporting purposes	46,684	---
Other comprehensive income	39,606	---
Pre-acquisition net operating loss carryforward of Microgy	622,374	---
State net operating loss carryforwards	8,856	20,509
	27,547,750	23,867,201
DEFERRED TAX LIABILITIES:		
Accrued power generation revenue	25,837,291	22,808,678
Defined benefit pension plan contribution	158,833	95,907
Licensed technology rights	1,344,450	
Other	205,195	207,423
	27,545,769	23,112,008
	1,981	755,193
Less: valuation allowances	148,377	---
	$ (146,396)	$ 755,193

As of December 31, 2001, the Company has Federal and State net operating loss carryforwards of $1,666,094 and $1,829,386, respectively, which are available to reduce future taxable income. These net operating loss carryforwards relate to the acquisition of Microgy and expire at various dates through 2020. Due to the change of ownership provisions in Section 382 of the Internal Revenue Code, the Company's utilization of Microgy's pre-acquisition net operating loss carryforwards is limited to $367,911 per year.

As of December 31, 2001, the Company established a $148,377 valuation reserve for the tax benefit of net operating loss carryforwards which may not be realized in the future. The Company expects that future taxable income would be sufficient to realize the tax benefits of the remaining net operating loss carryforwards.

NOTE L – SHAREHOLDERS' EQUITY

Stock Options

In November 2001, the Company's Board of Directors and stockholders approved the 2001 Stock Incentive Plan ("the 2001 Plan"), which provides for the award of up to 3,000,000 shares of common stock to eligible employees, consultants and directors of the Company. The Company's awards under the 2001 Plan may consist of incentive stock options, nonqualified stock options, restricted stock, stock appreciation rights and other stock awards. The 2001 Plan provides that stock options and similar awards may be issued with exercise periods of up to 10 years and minimum option prices equal to 100 percent of the fair market value of the common stock on the date of grant (110 percent of the fair market value in the case of individuals holding 10% or more of the Company's common stock). During 2001, the Company granted options for 141,329 shares under the 2001 Plan. As of December 31, 2001, there were 2,858,671 shares available for grant under the 2001 Plan.

The Company has reserved 405,000 shares of common stock for issuance upon exercise of stock options which are outstanding or may be granted under the Company's 1993 Director Plan. The options granted under the 1993 Director Plan were principally intended to constitute non-qualified options with an option price of 100 percent of the fair market value of the common stock on the date of the grant. The options vest at the date of grant and expire 10 years from the date of grant. The Company granted options for 20,000 shares under the 1993 Director Plan during each of the years 1999, 2000 and 2001. As of December 31, 2001, there were 325,000 shares available for grant under the 1993 Director Plan.

During 2001, the Company granted options for 450,000 shares of common stock and warrants for 50,000 shares of common stock to related parties outside of stock plans. These stock options and warrants are discussed in Note P.

Stock option transactions during 2001, 2000 and 1999 are summarized as follows:

	Options Outstanding	
	Shares	Price
Balance at January 1, 1999	20,000	$ 1.50 – 1.688
Options granted	20,000	0.625 – 0.750
Balance at December 31, 1999	40,000	0.625 – 1.688
Options granted	20,000	0.50 – 0.688
Balance at December 31, 2000	60,000	0.50 – 1.688
Options granted	611,329	0.43 – 3.08
Balance at December 31, 2001	671,329	$ 0.43 – 3.08

The following table summarizes information about the Company's options outstanding as of December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Option Prices	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of Shares	Weighted Average Exercise Price
$ 0.43 – 0.625	130,000	$ 0.46	5.28 years	130,000	$ 0.46
0.688 – 0.83	380,000	0.72	5.05 years	380,000	0.72
1.50 – 1.688	20,000	1.59	6.46 years	20,000	1.59
3.08	141,329	3.08	3.97 years	63,354	3.08
	671,329	$ 1.19	4.91 years	593,354	$ 0.95

Under the provisions of Accounting Principles Board Opinion ("APB") No. 25, the Company does not recognize compensation expense for stock option awards under the 2001 Plan and 1993 Director Plan since the underlying options have exercise prices equal to 100 percent of the fair market value of the common stock on the date of grant (110 percent of the fair market value in the case officers or other employees holding 10% or more of the Company's common stock for the 2001 Plan). However, pursuant to the provisions of SFAS No. 123, the Company is required to calculate the fair market value of its stock options using different criteria from the provisions of APB No. 25. Using the fair market value criteria required by SFAS No. 123 to calculate compensation expense on stock options granted during 2001, 2000 and 1999, the Company would have recognized pro forma net income of $1,676,213 and pro forma basic earnings per share of $.12 in 2001, pro forma net income of $1,824,944 and pro forma basic earnings per share of $.16 in 2000, and pro forma net income of $1,775,050 and pro forma basic earnings per share of $.16 in 1999.

The estimated fair market values of the Company's options granted during 2001, 2000 and 1999 were $.28 per share, $.18 per share and $.23 per share, respectively. The fair market values were calculated using an option pricing model with the following assumptions:

	2001	2000	1999
Dividend yield	0%	6%	10%
Risk free rate of return	3.73%	5.99%	5.99%
Expected useful life	2 years	5 years	5 years
Expected stock volatility rate	88.04%	42.03%	57.38%

Dividends

The Company declared aggregate dividends of $684,408 ($0.06 per share) and $684,408 ($0.06 per share) during 2000 and 1999, respectively. Since March 2001, the Company's Board of Directors has not declared dividends on its common stock. Due to the recent acquisition of Microgy and anticipated expansion of its business, the Company's Board of Directors has concluded that available cash flows should be redirected to operating and investing activities for the foreseeable future.

The Company paid dividends of $5,000 per year to a preferred stockholder during 2001, 2000 and 1999. The preferred stockholder is entitled to cumulative dividends of $5,000 per year and has a liquidation preference to receive $500 per share, plus any cumulative unpaid dividends, prior to the distribution of any remaining assets to common shareholders. There were no dividends in arrears to the preferred stockholder as of December 31, 2001.

Exchange of Microgy Stock Options and Warrants

Under the terms of the Exchange Agreement, various parties exchanged Microgy options and warrants for options and warrants to purchase securities of the Company based on the Exchange Ratio, as adjusted. The fair value of these options and warrants were calculated using an option pricing model with the following assumptions:

	50,000 Microgy Options	240,000 Microgy Options	800,000 Microgy Warrants	885,000 Microgy Warrants
Calculated fair value	$ 0	$ 11,967	$ 41,451	$ 2,279
Options/Warrants for EPC common shares	24,367	116,962	389,872	431,298
Exercise price per share (EPC share basis)	$ 3.08	$ 3.08	$ 1.03	$ 2.05
Dividend yield	0%	0%	0%	0%
Risk free rate of return	1.711%	4.336%	2.182%	1.811%
Expected useful life	3 months	4.75 years	1 year	9 months
Expected stock volatility rate	88.04%	88.04%	72.28%	88.04%

Other Equity Transactions

The Company has outstanding notes receivable from officers and directors for shares purchased in connection with the 1990 Stock Plan and 1993 Director Plan which amounted to $645,948 and $445,948 as of December 31, 2001 and 2000, respectively. The notes, which are classified as a reduction of shareholders' equity, are payable upon demand and bear interest at a floating rate which is payable monthly. The notes are also secured by the shares purchased by the officers and directors. As of December 31, 2001, the Company has interest receivable from officers of $5,209.

NOTE M – COMMITMENTS

Corporate

The Company is obligated under various non-cancelable operating leases for office space and automotive vehicles. As of December 31, 2001, the future minimum payments due under these leases are as follows:

2002	$	77,788
2003		75,383
2004		70,050
2005		66,240
2006		66,240
Thereafter		11,040
Total	$	366,741

Rent expense for these operating leases was $46,800, $46,689 and $44,230 in 2001, 2000 and 1999, respectively.

Scrubgrass Project

The Company is obligated under a facility lease related to the Scrubgrass project. As of December 31, 2001, the estimated minimum lease payments over the remaining 14.5 year base term of the Scrubgrass lease are as follows:

2002	15,301,000
2003	16,723,000
2004	19,703,000
2005	21,715,000
2006	26,058,000
Thereafter	278,149,000
Total	$ 377,649,000

The Company's Scrubgrass project lease expense was $24,705,813, $26,415,897 and $23,110,677 in 2001, 2000 and 1999, respectively. As discussed in Note A, in addition to scheduled base rent and additional rent payments, the Scrubgrass project lease expense includes principal, interest and related fees on the Lessor's debt obligations. Since a portion of the Lessor's debt obligations have variable interest rates, the Company has estimated its future minimum lease payments using average interest rates of 3.12% for the tax-exempt bonds and 7.795% for the variable rate term loan.

As discussed in Notes A and B, the Lessor has an interest rate swap arrangement for one of its term debt obligations which is considered a derivative instrument. Beginning July 1, 2000, the Lessor was required to recognize the interest rate swap as either an asset or liability in its statement of financial position in accordance with SFAS No. 133. As of December 31, 2001, the Lessor had a liability of $504,064 in its statement of financial position for the estimated fair market value of the interest rate swap.

The Company has also been assigned various long-term noncancelable obligations under contractual agreements for fuel handling and excavation, limestone supply, and waste disposal. The contractual terms are generally for 5 to 15 years and provide for renewal options. The estimated future minimum payments due under these noncancelable obligations at December 31, 2001 are as follows (See Note A):

2002	2,334,000
2003	2,413,000
2004	2,496,000
2005	2,581,000
2006	2,668,000
Thereafter	13,868,000
Total	$26,360,000

NOTE N – DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments primarily consist of cash and cash equivalents, restricted cash, receivable from utility, accounts payable, Lessee working capital loan, short-term debt obligations and long-term debt obligations. As of December 31, 2001 and 2000, the carrying amounts for cash and cash equivalents, restricted cash, receivable from utility, accounts payable, Lessee working capital loan and short-term debt obligations approximate fair value because of the short maturity of these instruments. As of December 31, 2001 and 2000, the carrying amounts for the long-term debt obligations also approximate fair value because such obligations incur interest at variable rates.

NOTE O – CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE

Effective January 1, 1999, the Company changed its method of accounting for major equipment overhauls to a method which is consistent with the viewpoints expressed by the Securities and Exchange Commission. Previously, the Company recorded the expense of major equipment overhauls on a straight-line basis to a major maintenance reserve in anticipation of future outlays for the major overhauls. Beginning in 1999, the Company recorded the expense of major equipment overhauls when incurred. As a result of this change, the Company realized an increase in operating expenses of $307,893 and a decrease in income tax expense of approximately $125,000 during 1999. The Company also recognized the effect of this change on years prior to 1999 with an increase to net income of $1,188,989 in 1999. This increase in net income consists of an elimination of the Company's major maintenance reserve, with a balance of $2,001,429 at December 31, 1998, and the reversal of $812,440 in deferred income tax benefits.

NOTE P – RELATED PARTY TRANSACTIONS

In September 2001, the Company paid $150,000 to George Kast, a principal shareholder of the Company and previously a Principal Microgy Shareholder, in full satisfaction of a pre-acquisition Microgy obligation.

On September 14, 2001, the Company borrowed $750,000 from Alco Financial Services, LLC ("Alco"). Robert Weisberg, a Director of the Company, is the President, Director and a member of Alco. The loan is evidenced by a one-year promissory note which bears interest at the prime rate plus 3.5%. The Company also pays an administrative fee of 0.6% per month and paid a commitment fee of $7,500 to secure the loan. The loan is secured by all of the Company's assets (other than the stock of its subsidiary, Buzzard Power Corporation). In connection with the loan, the Company granted Alco five year warrants to purchase 50,000 shares of common stock at $0.60 per share. During 2001, the Company recognized interest expense and administrative fees of $20,792 and $16,050, respectively for this loan.

In May 2001, the Company granted Mr. Weisberg five-year options to purchase 100,000 shares of common stock at $.43 per share. In September 2001, the Company granted Mr. Weisberg five-year options to purchase 350,000 shares of common stock at $0.72 per share. The options were issued in exchange for Mr. Weisberg's services performed for the Company.

The fair value of the securities granted to Alco and Mr. Weisberg were calculated using an option pricing model with the following assumptions:

	100,000 Options	350,000 Options	50,000 Warrants
Calculated fair value	$ 17,869	$ 95,731	$ 14,398
Dividend yield	0%	0%	0%
Risk free rate of return	3.73%	3.73%	3.73%
Expected useful life	2 years	2 years	2 years
Expected stock volatility rate	71.57%	85.51%	85.51%

The Company reported the fair value of the securities granted to Mr. Weisberg as stock-based compensation in its general and administrative expenses for 2001. The fair value of the securities granted to Alco, along with the commitment fee and related legal expenses, were reported as deferred financing costs and are being amortized over the life of the loan. As of December 31, 2001, the Company has deferred financing costs of $18,894 in other current assets, which will be amortized during 2002.

NOTE Q – SEGMENT INFORMATION

The Company manages and evaluates its operations in two reportable business segments: Scrubgrass project and Microgy. These segments have been classified separately by the chief operating decision maker because of the different technologies used in the generation of energy and the future growth prospects of those technologies. The Company's reportable business segments, which are described in Note A, follow the same significant accounting policies discussed in Note B. Financial data for reportable business segments is as follows:

	Scrubgrass Project	Microgy	Other	Consolidated
Year Ended December 31, 2001:				
Power generation revenues	53,518,000	----	----	53,518,000
Interest income	40,969	----	37,234	78,203
Interest expense	164,252	4,604	16,691	185,547
Depreciation and amortization	339,049	85,446	16,915	441,410
Income tax expense (benefit)	1,273,000	(112,600)	213,054	1,373,454
Net income (loss)	1,754,625	(379,408)	304,114	1,679,331
Identifiable assets	76,358,553	8,668,675	539,018	85,566,246
Year Ended December 31, 2000:				
Power generation revenues	54,303,222	----	----	54,303,222
Interest income	656,024	----	80,843	736,867
Interest expense	309,241	----	11,400	320,641
Depreciation and amortization	405,723	----	9,507	415,230
Income tax expense (benefit)	2,045,062	----	(412,829)	1,632,233
Net income (loss)	2,812,717	----	(985,909)	1,826,808
Identifiable assets	68,181,102	----	1,103,072	69,284,174
Year Ended December 31, 1999:				
Power generation revenues	48,268,311	----	----	48,268,311
Interest income	51,199	----	59,776	110,975
Interest expense	363,770	----	11,438	375,208
Depreciation and amortization	356,062	----	7,172	363,234
Cumulative effect of a change in accounting principle, net of income taxes of $812,440	1,188,989	----	----	1,188,989
Income tax expense (benefit)	812,000	----	(341,448)	470,552
Net income (loss)	2,331,473	----	(553,911)	1,777,562
Identifiable assets	57,427,454	----	1,354,548	58,782,002

There were no transactions between reportable business segments. Excluding reportable business segments, the Company had income from the settlement of the Sunnyside Project litigation, general corporate assets and operating activities for its corporate office. General corporate assets primarily consist of cash and equivalents, office equipment, prepaid expenses and a deferred income tax asset. Since the Sunnyside Project is no longer an operating business, this income was not included in a reportable business segment.

NOTE R – SUBSEQUENT EVENT

During February 2002, the Company received $2,428,200 from sales of anticipated excess NOx emission credits for the 2002 through 2007 ozone seasons. The income from these sales was reported during the first quarter of 2002.



Our Board of Directors is comprised of experienced and seasoned leaders with considerable financial and managment experience from within and outside the conventional and renewable energy fields. We believe their strengths are not only their own skills and knowledge but also their awareness of the other skills and experiences that will be required in the future to foster POWR's growth strategy.

Joseph E. Cresci, is a founder of POWR, and has served as Chairman and Chief Executive Officer since POWR's inception in 1982. From 1976 to 1982, Mr. Cresci was President and Chief Executive Officer of G.E. Stimpson Co., Inc. and Stimpson Systems, Inc., a distributor of commercial office and printing products. From 1972 to 1975, Mr. Cresci was President of Ogden Recreation Inc., a subsidiary of Ogden Corporation (NYSE: OG, now Covanta Energy Corporation NYSE: COV) where he was responsible for the operation of large crowd facilities, a hotel/resort, a parking company and a promotions company. Mr. Cresci was Executive Vice President and Chief Operating Officer of Garden State Racing Association from 1969 to 1972. From 1967 to 1969, he was an associate lawyer with the Philadelphia law firm of Townsend, Elliot and Munson, now part of Reed & Smith, LLP. He is a member of the North American Board of Trustees of the Michael Smurfit Graduate School of Business, University College Dublin, in Dublin, Ireland.

Donald A. Livingston, a director and a founder of POWR, has served as President and Chief Operating Officer since September 1991 and as Executive Vice President from POWR's inception until September 1991. He presently serves also as President and Chief Operating Officer of Microgy. From 1974 to 1982, Mr. Livingston was President and Chief Executive Officer of Green Mountain Outfitters, Inc., a manufacturer and distributor of large plastic parts for a variety of industrial uses. During the three previous years, he was a partner in the financial services firm of Capital Resources, Inc., where he was involved in obtaining debt and equity funds.

Thomas M. Matthews, a director of POWR, has thirty years of senior executive experience and expertise in all aspects of the energy industry. He is the former Chairman and CEO of Avista Corporation, a diversified Fortune 500 company that specializes in independent power, energy trading and marketing, and information and technology. Prior to his tenure at Avista, Matthews served as President of Dynegy, Inc. whose subsidiaries market and trade electricity, natural gas, coal and other energy products in North America, The United Kingdom and continental Europe. He also held positions as Vice President of Texaco, Inc, President of Texaco's Global Gas and Power Division and spent eight years with Tenneco as President of Tennessee Gas Pipeline Company and Executive Vice President of Tenneco Gas.

Robert I. Weisberg, a director of POWR, is the President and Chief Executive Officer of Alco Financial Services, LLC and the former President and Chief Executive Officer of Pro-Care Financial Group, Inc. He formerly held the position as President and CEO of Fleet Credit Corporation and as Executive Vice-President of Fleet Financial Group. He received the Executive Award from a joint program sponsored by Williams College and the Harvard Graduate School of Business. Mr. Weisberg is Past Chairman and President of the Commercial Finance Association and he is presently a member of the Commercial Finance Association's Education Foundation.

Peter J. Blampied, a director of POWR, is President of Corcoran Management Company, Inc., a real estate company managing 8,700 residential apartment units in New England and the southeast U.S. Formerly, he was Chairman, President and CEO of Boston Five Bancorp which was acquired by Citizens Financial Group in 1993. He has been involved with numerous national and local business and real estate organizations in various capacities. He also serves as a trustee of Northeast Investors Trust and as a director of Access Capital Strategies and A.W. Perry, Inc. He is a director of the Nellie Mae Foundation and an overseer of Beth Israel Deaconess Medical Center.

Edward B. Koehler, Esq., a director of POWR, is a managing partner of the Bangkok and Hong Kong offices of the law firm of Hunton & Williams with expertise in the Asia Pacific sector of the energy market. He advises sponsors, investment advisors, governmental enterprises and others in all aspects of the development acquisition and financing of their power, telecom and other infrastructure project portfolios. He is also involved in the privatization, deregulation and power marketing of utility systems. Since 1994, Mr. Koehler has been involved in project development in Thailand serving as acquisition counsel representing local and international sponsors and consortia for over 5000 MW of thermal and combined cycle generating assets. He has overseen $2.5 billion in capital markets and commercial debt and equity financings from Thai, U.S. and Europeans lenders and export-credit agencies under Thailand's IPP and SPP program and EGAT's Khanom and Ratchaburi privatization divestitures. Mr. Koehler is a member of the New York and Virginia State Bar Associations as well as a Registered Foreign Lawyer, Hong Kong.

George A. Kast, a director of POWR, is currently the President, Director and the principal shareholder of Global Water Technologies, Inc. ("GWT"). GWT, through its subsidiary Psychrometric Systems, Inc. provides process-cooling water primarily through the design, engineering and construction of cooling towers to utility companies, industrial and manufacturing clients worldwide. Applied Water Technologies, Inc., another subsidiary of GWT, provides its customers with proprietary non-chemical, water treatment systems and water reclamation. Global Water Services, Inc., a newly formed subsidiary, offers total water management services to its customers on an outsource basis. Mr. Kast was named "Entrepreneur of the Year" in 1998 for the Rocky Mountain Region in the category of "High-Tech Manufacturing and Design." GWT was named "One of Colorado's Fastest Growing Companies" in 1997 by the Denver Business Journal and "Exporter of the Year for 1997" by the Small Business Administration.

Benjamin J. Brant, is a director of POWR and founder of Microgy. He has twenty-five years of national award winning experience in the energy, water, waste and environmental management field. Mr. Brant received a National Energy Innovation Award from the U.S. DOE and the International Environmental Project of the Year Award from the Association of Energy. He currently serves as a consultant in the energy and environmental fields.





CORPORATE INFORMATION

OFFICERS

The following are the executive officers of the Company as of June 1, 2002:

Joseph E. Cresci
Chairman and Chief Executive Officer
Environmental Power Corporation

Donald A. Livingston
President and Chief Operating Officer
Environmental Power Corporation
President and Chief Operating Officer
Microgy Cogeneration System

R. Jeffrey Macartney
Chief Financial Officer and Treasurer
Environmental Power Corporation

Edward Chapman
Senior Vice President of Finance
Environmental Power Corporation

Wallace Long
Vice President of Energy Marketing
Environmental Power Corporation

HEADQUARTERS

Corporate
One Cate Street, 4th Floor
Portsmouth, NH 03801

Colorado
Microgy Cogeneration Systems, Inc.
913 11th Street
Golden, CO 80401

Wisconsin
Microgy Cogeneration Systems, Inc.
166 North Green Bay Road, Suite C
Thiensville, WI 53902

COUNSEL

Corporate
Dorsey & Whitney LLP
250 Park Avenue
New York, NY 10177

Project
McDermott, Will & Emery
227 West Monroe Street
Chicago, IL 60606

CONSULTANTS

S J H & Company
11 Cherry Street
Danvers, MA 01923

MPR Associates, Inc.
320 King Street
Alexandria, VA 22314

The Torrenzano Group
551 Fifth Avenue, Suite 1400
New York, NY 10176

INDEPENDENT AUDITORS

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Shareholder Services:
Outside New York City: (800) 937-5449
Inside New York City: (718) 921-8200

SHAREHOLDER AND INVESTOR INQUIRIES

All shareholders and interested investors should direct their specific inquires to:

R. Jeffrey Macartney
Chief Financial Officer and Treasurer
Environmental Power Corporation
One Cate Street, Fourth Floor
Portsmouth, NH 03801
(603) 431-1780, ext. 16
jmacartney@environmentalpower.com

INVESTOR RELATIONS INFORMATION

Shareholders, interested investors, and other parties may obtain an investor relations information package by contacting:

Brecca Loh, Investor Relations
Environmental Power Corporation
One Cate Street, Fourth Floor
Portsmouth, NH 03801
(603) 431-1780, ext. 18
brecca@environmentalpower.com

STOCK LISTING

Environmental Power Corporation's Common Stock is traded on the OTC Bulletin Board system under the ticker symbol **POWR**.

ANNUAL MEETING

The Annual Meeting of Environmental Power Corporation shareholders will be held at 10 a.m. EDT on Thursday, July 25, 2002 at Le Meridien Hotel, 250 Franklin Street, Boston, MA 02110. A proxy card and statement will be mailed to all shareholders before the meeting. Proxy cards should be signed, dated and returned promptly to ensure that all shares are represented at the meeting and voted in accordance with the instructions of their holders. Shareholders are encouraged to attend the meeting.

ANNUAL REPORT ON FORM 10-K

The Company's 2001 Annual Report on Form 10-K and amendment thereto on Form 10-K/A as filed with the Securities and Exchange Commission is available to stockholders upon request, and available on the Company's world-wide internet site located at **www.environmentalpower.com.**

One Cate Street, 4th Floor
Portsmouth, New Hampshire 03801
tel: 603 431 1780 • fax: 603 431 2650

email: epc@environmentalpower.com
www.environmentalpower.com